SECOND QUARTER REPORT

For The Six Months Ended

June 30, 2009

  INCLUDES

CONSOLIDATED FINANCIAL STATEMENTS

AND

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS

AND

MINERAL PROPERTY SUMMARIES AND NEWS RELEASE LIST

Date of Report – August 7, 2009

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTC BB

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

SECOND QUARTER 2009

Gold and Silver Exploration At Los Zorros Property, Chile

- Nora High-Grade Gold Project

- Cinchado Gold-Copper Breccia Project

Exploration/Mineral Interest Costs - $243,404

Completed Private Placement of $600,000

 THIS REPORT INCLUDES:

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS

MINERAL PROPERTY SUMMARIES, NEWS RELEASE LIST

SAMEX MINERAL EXPLORATION PROPERTIES

SAMEX is exploring the mineral-rich Cordillera of Chile and Bolivia.

 This prolific mining belt hosts some of the world’s largest ore bodies.

CHILE	BOLIVIA
ESPEJISMO Gold Prospects	EL DESIERTO Porphyry Copper-Gold Prospect
INCA Copper, Gold, Silver, Moly Prospects	ESKAPA Epithermal Gold-Silver, Copper Prospects
LOS ZORROS Gold, Copper, Silver Prospects	SANTA ISABEL Zinc-Silver-Lead-Indium-Copper-Gold Targets
TRES PUNTAS/CHIMBEROS Silver, Gold Prospects

Website - www.samex.com

SAMEX trades in Canada on the TSX Venture Exchange - symbol: SXG

SAMEX is quoted in the United States on the OTC Bulletin Board - symbol: SMXMF

 CONSOLIDATED FINANCIAL STATEMENTS

NOTICE: THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS

 ENDED JUNE 30, 2009 HAVE NOT BEEN REVIEWED BY OUR AUDITOR

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS  (Unaudited)

	JUNE 30, 2009	DECEMBER 31, 2008
ASSETS

CURRENT
CASH	$514,007	$207,192
OTHER CURRENT ASSETS	38,793	104,422

	552,800	311,614

MINERAL INTERESTS (NOTE 3)	11,392,285	10,702,003
EQUIPMENT (NOTE 4)	90,005	111,503

	$12,035,090	$11,125,120

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

CURRENT
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$45,945	$104,228

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 6)	33,340,268	31,960,718

CONTRIBUTED SURPLUS (NOTE 6)	4,182,893	4,176,368

ACCUMULATED OTHER COMPREHENSIVE INCOME	426	32,705

DEFICIT	(25,534,442)	(25,148,899)

	11,989,145	11,020,892

	$12,035,090	$11,125,120

CONTINGENCY (NOTES 1 AND 3)

COMMITMENTS (NOTE 3)

APPROVED BY THE DIRECTORS

“Jeffrey P. Dahl”

Jeffrey P. Dahl

“Larry D. McLean”

Larry D. McLean

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT  (Unaudited)

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED
	JUNE 30, 2009	JUNE 30, 2008	JUNE 30, 2009	JUNE 30, 2008
GENERAL AND ADMINISTRATIVE EXPENSES

ACCOUNTING AND AUDIT	$14,098	$17,672	$14,098	$17,672
AMORTIZATION	9,176	11,515	18,855	22,451
BANK CHARGES (INTEREST INCOME)	602	(2,516)	1,392	(39,155)
CONSULTING	3,087	22,282	20,044	50,369
FOREIGN EXCHANGE LOSS (GAIN)	(7,611)	159,553	(84,581)	50,625
LEGAL (NOTE 5)	31,484	11,048	33,451	23,247
MINERAL INTERESTS ADMINISTRATION AND INVESTIGATION COSTS	81,788	82,704	144,591	160,350
OFFICE, SUPPLIES, AND MISCELLANEOUS	28,759	32,776	42,884	45,640
REGULATORY FEES	8,083	12,268	20,248	22,468
SALARIES, BENEFITS AND STOCK- BASED COMPENSATION	95,326	94,370	191,670	194,112
TRANSFER AGENT	2,588	3,554	3,417	4,616
TRAVEL AND PROMOTION	10,988	6,420	15,918	15,770

NET LOSS FROM OPERATIONS	278,368	451,646	421,987	568,165

GAIN ON SALE OF ASSETS	-	-	(39,444)	-
MINERAL INTERESTS WRITTEN OFF (NOTE 3)	-	-	3,000	-

NET LOSS	278,368	451,646	385,543	568,165

DEFICIT, BEGINNING	25,256,074	22,693,681	25,148,899	22,577,162

DEFICIT, ENDING	$25,534,442	$23,145,327	$25,534,442	$23,145,327

BASIC AND DILUTED NET LOSS PER SHARE	$(0.01)	$(0.01)	$(0.01)	$(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	85,676,415	79,978,665	85,676,415	79,978,665

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND

ACCUMULATED OTHER COMPREHENSIVE INCOME  (Unaudited)

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED
	JUNE 30, 2009	JUNE 30, 2008	JUNE 30, 2009	JUNE 30, 2008

NET LOSS	$(278,368)	$(451,646)	$(385,543)	$(568,165)

OTHER COMPREHENSIVE INCOME

UNREALIZED FINANCIAL INSTRUMENT GAIN (LOSS)	(50)	(790)	(4)	7,780

COMPREHENSIVE LOSS	$(278,418)	$(452,436)	$(385,547)	$(560,385)

ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING	$476	$26,297	$32,705	$17,727

UNREALIZED FINANCIAL INSTRUMENT GAIN (LOSS)	(50)	(790)	(4)	7,780
REALIZED FINANCIAL INSTRUMENT (LOSS)	-	-	(32,275)	-

ACCUMULATED OTHER COMPREHENSIVE INCOME, ENDING	$426	$25,507	$426	$25,507

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS  (Unaudited)

	FOR THE SIX MONTHS ENDED JUNE 30, 2009	FOR THE SIX MONTHS ENDED JUNE 30, 2008
DEFERRED EXPENDITURES

ESPEJISMO - CHILE	$-	$4,982
INCA - CHILE	319,475	919,606
LOS ZORROS - CHILE	323,190	224,720
MISCELLANEOUS PROPERTIES - CHILE	5,806	13,385
TRES PUNTAS/CHIMBERO - CHILE	26,581	24,500
EL DESIERTO - BOLIVIA	698	-
ESKAPA - BOLIVIA	17,532	12,651

EXPENDITURES	693,282	1,199,844

WRITTEN OFF

WALTER - BOLIVIA	(1,000)	-
WARA WARA - BOLIVIA	(1,000)	-
YARETANI - BOLIVIA	(1,000)	-

BALANCE, BEGINNING	10,702,003	10,497,834

BALANCE, ENDING	$11,392,285	$11,697,678

SUMMARY OF DEFERRED EXPENDITURES

CHILE
ESPEJISMO	$1,000	$5,982
INCA	6,166,849	5,483,210
LOS ZORROS	5,068,714	4,704,122
MISCELLANEOUS PROPERTIES	6,806	14,385
TRES PUNTAS/CHIMBERO	127,686	94,089
BOLIVIA
EL DESIERTO	1,698	1,000
ESKAPA	18,532	1,390,890
SANTA ISABEL	1,000	1,000
WALTER	-	1,000
WARA WARA	-	1,000
YARETANI	-	1,000

	$11,392,285	$11,697,678

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONTINUED) (Unaudited)

	FOR THE SIX MONTHS ENDED JUNE 30, 2009	FOR THE SIX MONTHS ENDED JUNE 30, 2008
DETAILS OF EXPENDITURES - CHILE

ESPEJISMO - CHILE
MINERAL INTEREST ACQUISITION COSTS	$-	$66
PROPERTY PATENT PAYMENTS	-	3,829
SITE ADMINISTRATION	-	1,087
	$-	$4,982

INCA - CHILE
DRILLING AND SUB-CONTRACTS	$58,625	$221,182
FIELD SUPPLIES	12,694	22,127
FOOD AND LODGING	-	63
GEOLOGY, MAPPING, AND SURVEYS	42,901	187,628
LEGAL	6,734	4,480
MINERAL INTERESTS ACQUISITION COSTS	69,451	383,990
MISCELLANEOUS	1,324	5,179
PROPERTY PATENT PAYMENTS	5,679	47,083
SITE ADMINISTRATION	19,209	39,876
TRAVEL	-	3,079
VALUE ADDED TAXES	102,858	4,919
	$319,475	$919,606

LOS ZORROS - CHILE
ADVANCE NET SMELTER ROYALTY PAYMENTS	$122,429	$99,574
DRILLING AND SUB-CONTRACTS	24,077	40,052
FIELD SUPPLIES	8,665	9,216
GEOLOGY, MAPPING, AND SURVEYS	97,383	-
MINERAL INTERESTS ACQUISITION COSTS	1,139	9,555
MISCELLANEOUS	21	712
PROPERTY PATENT PAYMENTS	64,051	55,471
SITE ADMINISTRATION	4,309	10,140
TRAVEL	1,116	-
	$323,190	$224,720

MISCELLANEOUS PROPERTIES – CHILE
DRILLING AND SUB-CONTRACTS	$-	3,755
FIELD SUPPLIES	-	121
MINERAL INTERESTS ACQUISITION COSTS	-	815
MISCELLANEOUS	877	154
PROPERTY PATENT PAYMENTS	4,875	8,178
SITE ADMINISTRATION	54	362
	$5,806	$13,385

TRES PUNTAS/CHIMBERO - CHILE
DRILLING AND SUB-CONTRACTS	$10,956	$2,152
FIELD SUPPLIES	96	-
GEOLOGY, MAPPING, AND SURVEYS	10,073	-
MINERAL INTERESTS ACQUISITION COSTS	8	598
PROPERTY PATENT PAYMENTS	1,599	17,764
SITE ADMINISTRATION	3,849	3,986
	$26,581	$24,500

EXPENDITURES - CHILE	$675,052	$1,187,193

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONTINUED) (Unaudited)

	FOR THE SIX MONTHS ENDED JUNE 30, 2009	FOR THE SIX MONTHS ENDED JUNE 30, 2008
DETAILS OF EXPENDITURES - BOLIVIA

EL DESIERTO - BOLIVIA
PROPERTY PATENT PAYMENTS	$698	$-

ESKAPA – BOLIVIA
AMORTIZATION	$2,643	$2,643
DRILLING AND SUB-CONTRACTS	1,319	-
FUEL	-	1,086
LEGAL	637	1,122
PROPERTY PATENT PAYMENTS	12,875	-
REPAIRS AND MAINTENANCE	-	887
TRAVEL	58	6,913

	$17,532	$12,651

EXPENDITURES - BOLIVIA	$18,230	$12,651

EXPENDITURES - CHILE	$675,052	$1,187,193

EXPENDITURES - BOLIVIA	18,230	12,651

TOTAL EXPENDITURES	$693,282	$1,199,844

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW  (Unaudited)

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED
	JUNE 30, 2009	JUNE 30, 2008	JUNE 30, 2009	JUNE 30, 2008
CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS	$(278,368)	$(451,646)	$(385,543)	$(568,165)
ADD NON-CASH ITEMS
AMORTIZATION	9,176	11,515	18,855	22,451
GAIN ON SALE OF ASSETS	-	-	(39,444)	-
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	-	-	3,000	-
STOCK-BASED COMPENSATION	-	-	6,525	-

CHANGES IN NON-CASH WORKING CAPITAL ITEMS
OTHER CURRENT ASSETS	(2,360)	10,662	72,794	(4,787)
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	(32,859)	(17,314)	(58,283)	(70,863)

NET CASH USED IN OPERATING ACTIVITIES	(304,411)	(446,783)	(382,096)	(611,790)

CASH FLOWS FROM FINANCING ACTIVITIES

COMMON SHARES – FOR CASH	600,000	1,539,000	1,379,550	1,539,000
SHARE SUBSCRIPTIONS	-	(360,000)	-	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	600,000	1,179,000	1,379,550	1,539,000

CASH FLOWS FROM INVESTING ACTIVITIES

MINERAL INTERESTS	(160,295)	(467,246)	(690,639)	(1,141,456)
EQUIPMENT	-	(3,524)	-	(5,952)

NET CASH USED IN INVESTING ACTIVITIES	(160,295)	(470,770)	(690,639)	(1,147,408)

NET CHANGE IN CASH	135,294	261,447	306,815	(220,198)

CASH, BEGINNING	378,713	843,525	207,192	1,325,170

CASH, ENDING	$514,007	$1,104,972	$514,007	$1,104,972

SUPPLEMENTARY CASH FLOW INFORMATION

CASH PAID FOR INTEREST	$-	$-	$-	$-

CASH PAID FOR INCOME TAXES	$-	$-	$-	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

1.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of SAMEX Mining Corp. (the “Company”) and its subsidiaries.  The Company is incorporated in British Columbia and trades on the TSX Venture Exchange (the “Exchange”).  The fiscal second quarter end of the Company and its Chilean subsidiary is June 30th, whereas the fiscal second quarter end of the inactive subsidiary, South American Mining & Exploration Corp. (“S.A.M.E.X.”) and of the Bolivian subsidiaries is March 31st.  In order to synchronize the difference in quarter ends, these consolidated financial statements include the accounts of S.A.M.E.X. and the Bolivian subsidiaries for their fiscal third quarter from April 1, 2009 to June 30, 2009.  The Company’s subsidiaries are:

NAME

LOCATION

OWNERSHIP

South American Mining & Exploration Corp. (“S.A.M.E.X.”)

Canada

100%

Samex International Ltd.

Bahamas

100%

Samex S.A.

Bolivia

98%

Minas Bolivex S.A. (“Bolivex”)

Bolivia

98%

Empresa Minera Boliviana S.A. (“Emibol”)

Bolivia

98%

Minera Samex Chile S.A.

Chile

99.9%

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.

Going Concern - These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  As at June 30, 2009, the Company had incurred losses since inception totalling $25,534,442.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at June 30, 2009, the Company had not advanced its projects to commercial production and is not able to finance day-to-day activities through operations.

The Company’s continued existence as well as the recovery of amounts capitalized as mineral property interests, is dependent upon the Company raising additional funds through issuance of its common stock, obtaining debt financing, selling a portion of its mineral property interests, or entering into joint venture agreements with other parties.  Management is currently evaluating other sources of financing, but there is no assurance that additional financing will be available, if needed, on terms acceptable to the Company. Management is also aware that significant uncertainties exist, related to current economic conditions that could impact the Company’s ability to continue to finance the exploration and evaluation of its mineral property interests.  As a result, management plans on reducing spending in order to preserve cash and maintain liquidity until overall market conditions improve.  Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. This uncertainty represents a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

As disclosed in Note 3 and Note 11, the Company has not made an option payment of US$961,500 due March 31, 2009 pursuant to the “Minera Porvenir Option” by which the Company can acquire a 100% interest in a 2,138-hectare portion of the INCA project, therefore, the owner may terminate the option by giving 30 days written notice.  Also, the Company has not made an option payment of US$80,000 due April 9, 2009 pursuant to the “Parra Option” by which the Company can acquire a 100% interest in a 21-hectare portion of the INCA project, therefore, the owner may terminate the option by giving 30 days written notice.  Also, the Company has not made an option payment of US$150,000 due April 30, 2009 pursuant to the “Rojas Option” by which the Company can acquire a 100% interest in a 20-hectare portion of the INCA project, therefore, the owner may terminate the option by giving 30 days written notice.  At the date of this report, the Company had not received written notice of default with respect to non-payment of the option payments that were due under the Minera Porvenir Option, the Parra Option, and the Rojas Option. The Company has not yet negotiated a revision to the option payment terms, or arranged for additional financing to cover the option payments, and/or arranged a joint venture or sale of all, or a portion of the INCA property.  Accordingly, the recoverability of the carrying value of the INCA project is dependent on the successful outcome of the above contingencies.

2.

SIGNIFICANT ACCOUNTING POLICIES

a.

Principles of Consolidation – These consolidated financial statements include the accounts of the Company and its subsidiaries.  All inter-company transactions and balances have been eliminated upon consolidation.

b.

Use of Estimates - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions, including fair value of financial instruments, stock-based compensation, determination of impairment of assets, carrying value of mineral interests and estimating future income tax rates, that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

c.

Financial Instruments – The Company follows Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3855, “Financial Instruments - Recognition and Measurement”.  Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.  The Company’s financial instruments consist of cash, gold bullion and accounts payable.  Cash, which is measured at its face value, representing fair value, is classified as held for trading.  Gold bullion, which is measured at fair value, is classified as available-for-sale financial assets.  Accounts payable, which are measured at amortized cost, are classified as other financial liabilities.  For the periods reported in these financial statements, management has determined that the Company has no derivatives or embedded derivatives.

d.

Mineral Interests - The Company is engaged in the exploration of mineral interests and records its investment in mineral interests at the lower of acquisition and capitalized mineral exploration expenditures or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  Costs incurred for acquisition, including where applicable, lease and option payments made on properties that are held under lease and option agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned, or management has determined that impairment in value has occurred.  “Mineral Property Acquisition Costs” include the following: third party acquisition costs, property option payments and third party staking costs.

In addition, the Company incurs certain value added taxes in connection with its Chilean exploration activities.  These costs are initially capitalized.  When the recoverability of these amounts has been established, the amount determined to be recoverable is recorded as a reduction of the carrying value of the related property.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant; and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or impaired.  Mineral interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized expenditures as reported on the balance sheet represent acquisition and capitalized mineral exploration expenditures incurred to date or estimated recoverable value if lower than cost.  The carrying values of Mineral Interests are not reflective of current or future values of the interests.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration expenditures will be amortized over the estimated life of the mine on the units of production method.

“Mineral Interest Investigation Costs” are expensed as incurred and are not capitalized to mineral interests, and include operating costs related to the Company’s exploration activities that do not specifically relate to one of the Company’s mineral interests and include generative exploration or investigating and evaluating mineral interests not acquired by the Company.

e.

Translation of Foreign Currency – The Company uses the temporal method of foreign currency translation to account for its integrated subsidiaries.  Balances denominated in foreign currencies are translated into Canadian dollar equivalents as follows:

i.

Monetary assets and liabilities at year end rates;

ii.

All other assets and liabilities at historical rates;

iii.

Revenue and expense transactions at the average rate of exchange prevailing during the year, except for amortization which is translated at historical rates.

Exchange gains or losses arising on these translations are charged to operations as incurred.

f.

Loss Per Share – The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options and other dilutive instruments are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the stock options and share purchase warrants have been excluded as they are anti-dilutive.

g.

Equipment and Amortization - Equipment is recorded at cost.  The cost, less the salvage or residual value, is charged to operations or exploration activities over the useful life of the asset on a straight line basis: Office equipment - 4 to 10 years; Exploration equipment - 4 to 8 years; Vehicles - 5 years.

h.

Stock-Based Compensation – The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expenses over the vesting period of the stock options.

i.

Future Income Taxes – The Company follows CICA Section 3465 “Income Taxes” in accounting for income taxes.  The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period.  Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet.  Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

j.

Asset Retirement Obligations - The Company follows the accounting guidelines of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated and has concluded that the Company has no material obligations relating to asset retirement obligations.

k.

Impairment of Long-Lived Assets - The carrying value of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value determinations are based on management’s estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting basis using fair value determinations through management’s estimate or recoverable value.

l.

Comprehensive Income – The Company adopted CICA Handbook Section 1530, “Comprehensive Income”.  Section 1530 establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net loss.

m.

Comparative Figures – Certain accounts in the prior years’ financial statements have been re-classified for comparative purposes to conform with the presentation in the current financial statements.

n.

Recent Accounting Pronouncements, Adopted – On January 1, 2008, the Company adopted the following new accounting standards related to financial statement presentation, capital disclosures, and financial instrument disclosures and presentation that were issued by the CICA. These changes in accounting policies have been adopted on a prospective basis. At January 1, 2008, management determined there were no adjustments required to the Company’s financial instruments as a result of adopting these policies.

Accounting Changes – CICA Handbook Section 1506 - This standard establishes criteria for changes in accounting policies, accounting treatment and disclosure regarding changes in accounting policies, estimates and corrections of errors.  In particular, this section allows for voluntary changes in accounting policies only when they result in the financial statements providing reliable and more relevant information.  This section requires changes in accounting policies to be applied retrospectively unless doing so is impracticable.

Capital Disclosures – CICA Handbook Section 1535 -This section specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has not complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance.  The Company has included disclosures recommended by this new section in Note 10 to these financial statements.

Financial Instruments – Disclosures, CICA Handbook Section 3862, and Financial Instruments – Presentation, CICA Handbook Section 3863 - These new standards, which replaced Section 3861 – Disclosure and Presentation, revise and enhance disclosure requirements while carrying forward presentation requirements.  These new sections will place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  The Company has included disclosure recommended by these new sections in Note 9.

Going Concern – CICA Handbook Section 1400 - In June 2007, the CICA modified section 1400 “General Standards of Financial Statement Presentation” in order to require that management make an assessment of the Company’s ability to continue as a going concern over a period which is at least, but not limited to, twelve months from the balance sheet date.  These new requirements were adopted by the Company on January 1, 2008.

Goodwill and Intangible Assets - As of January 1, 2009, the Company will be required to adopt the CICA Handbook Section 3064 “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard.  The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

International Financial Reporting Standards (“IFRS”) - In 2006, the Accounting Standards Board of Canada (“ACSB”) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by publicly accountable entities, with IFRS over a transitional period.  The ACSB has developed and published a detailed implementation plan, with changeover required for fiscal years beginning on or after January 1, 2011.  The Company is in the process of reviewing the impact of this initiative on its financial statements.

3.

MINERAL INTERESTS

The Company has invested in various mineral interests located in Chile and Bolivia. The mineral interests have been acquired by purchase agreements, staking, option agreements, purchase at government auctions, or by earning a percentage interest in certain properties pursuant to a joint venture or other type of agreement.  Government patent fees must be paid each year in order to keep the mineral concessions valid and in effect.

CHILE

i. INCA Property – The Company has a 100% interest in approximately 11,500 hectares of mineral concessions acquired by purchase, staking, purchase at government auction, and by four separate agreements for options to purchase 100% interest in mineral concessions as follows:

Araya Option - Option to acquire 45 hectares of mineral interests for consideration of US$300,000 (US$264,523 paid). Effective March 31, 2009, the Optionor agreed to revise the payment terms with respect to the option payment of US$95,477 due March 31, 2009 as follows: March 31, 2009 – US$30,000 (paid); June 30, 2009 - $US$30,000 (paid); and September 30, 2009 – US$35,477 (See Note 11).  A 1% NSR retained by the vendor for a period of 20 years.  The Company has the option to buyout the NSR at any time for US$500,000.

Minera Porvenir Option - Option to acquire 2,138 hectares of mineral interests for consideration of US$2,000,000 (US$961,500 paid).  Pursuant to payment terms revised March 31, 2008, payments are due: upon resolution of certain title issues on an 85-hectare portion of the optioned property, US$77,000 payable on behalf of the optionor to a third party (has not been paid); and March 31, 2009 – US$961,500 (has not been paid) (See Note 11)  A 1% net smelter royalty (“NSR”) has been retained by the vendor and the vendor has the right to purchase up to 50% of any oxide-copper production at cost from the Company (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1,200,000 tonnes or ten years, which ever is reached first.

Rojas Option - Option to acquire 20 hectares of mineral interests for consideration of US$300,000 (US$150,000 paid).  Option payment is due: April 30, 2009 - US$150,000 (has not been paid) (See Note 11).  No NSR is payable on these concessions.

Parra Option - Option to acquire 21 hectares of mineral interests for consideration of US$180,000 (US$100,000 paid).  Option payment is due: April 9, 2009 - US$80,000 (has not been paid) (See Note 11).  No NSR is payable on these concessions.

Viscacha 1 Purchase – The Company purchased 3 hectares of mineral interests.  No NSR is payable on this concession.

ii.

Los Zorros Property – The Company acquired 100% interest in approximately 8,230 hectares of mineral concessions acquired by staking, purchase at government auction, purchase agreement, and by two purchase option contracts:

Minera Ojos del Salado Purchase – The Company acquired 100% interest in 1,429 hectares of mineral interests for US$50,000 (paid).  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the property.

Hochschild Option – The Company acquired 100% interest in 209 hectares of mineral interests for consideration of option payments totaling US$230,000 (paid). The concessions are subject to an NSR of up to 2%.  The Company has the option to buyout the NSR at any time for US$1,800,000.  If the concessions are not in production by December 31, 2007, advance NSR payments of US$100,000 per year are required for five years: by February 29, 2008 (US$100,000 paid); by March 1, 2009 (US$100,000 paid); and by March 1, 2010, 2011, and 2012) to a maximum of US$500,000 (US$200,000 paid).  The advance NSR payments are recoverable from future NSR payments.  The Company is not obligated to make the advance NSR payments if it elects to return the concessions to the previous owner.

San Estaban Option - The Company acquired 100% interest in 95 hectares of mineral interests for consideration of option payments totaling US$200,000 (paid).  A 1.5% NSR retained by the vendor.

Geosupply Servicios Bonus and Royalty - Pursuant to a consulting agreement dated September 25, 2002 the concessions comprising the Los Zorros property are subject to a bonus of US$150,000 payable within one year from the date of commencement of commercial production on the concessions; and to a 0.25% NSR.

iii.

Espejismo Prospects – The Company acquired 100% interest in 463 hectares of mineral concessions by staking and purchasing concessions at government auction.  Since the property is currently inactive, the interest was written down at December 31, 2008 to a nominal value of $1,000.

iv.

Tres Puntas/Chimbero Prospects – The Company acquired 100% interest in 2,440 hectares of mineral concessions by staking and purchasing concessions at government auction.

v.

Miscellaneous Property Interests - The Company staked mineral concessions (approximately 1,000 hectares in aggregate) over several separate areas for possible future evaluation.  Since the property interests are currently inactive, the interests were written down at December 31, 2008 to a nominal value of $1,000.

BOLIVIA

i.

 Eskapa Property – The Company has a 99% interest in 3,700 hectares of mineral concessions.  The concessions are owned by Empresa Minera El Roble S.A. (“El Roble S.A.”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of the Company.  Emibol S.A. earned a 99% interest in any mining operations that may be established on the concessions pursuant to an agreement dated April 16, 1996, and as amended November 23, 1998 with El Roble S.A.   The property is subject to a 0.06% NSR and to a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.  The property is currently inactive and consequently the interest has been written down to a nominal value of $1,000.

ii.

 El Desierto Property - The Company has a 99% interest in 319 hectares of mineral concessions.  The concessions are owned by El Roble S.A.  Emibol S.A. earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble S.A.  The property is subject to an NSR of 0.6%.  The property is currently inactive and consequently the interest has been written down to a nominal value of $1,000.

iii. Santa Isabel Property – The Company has an interest in 1,803 hectares of mineral concessions covering a portion of the Goya I and El Bonete concessions pursuant to an agreement between Corporation Minera de Bolivia (“Comibol”) and the Company’s Bolivian subsidiary, Samex S.A.  Comibol owns the Goya I and Bonete concessions and pays the annual patents on theses concessions.  The concessions are subject to a royalty payable to Comibol, equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The concessions are also subject to a 1.2% Net Profits interest based on Samex S.A.’s net profits interest in the property.  Subsequent to 1998, the Company suspended its activities on the property pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol confirmed that a portion of the property is subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex S.A. that it is taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Due to the inactivity on the property, the interest has been written down to a nominal value of $1,000 until the issue with Comibol is resolved and exploration activity is resumed.

iv.

 Walter Property, Wara Wara Property, and Yaretani Property Abandoned– In March 2009 the Company decided to reduce a portion of its property interests in Bolivia and consequently abandoned three low-priority properties, Walter, Wara Wara and Yaretani.  These properties had been inactive for a number of years and consequently had been written down in past years to a nominal carrying value of $1,000 each.  The $1,000 deferred expenditure carrying value for each of the Walter, Wara Wara and Yaretani properties was written off during the first quarter ended March 31, 2009 (see Consolidated Statements Of Mineral Interests, Written Off).

4.

EQUIPMENT

	AT JUNE 30, 2009			AT DECEMBER 31, 2008

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE

Office equipment	$ 128,170	$ 101,083	$ 27,087	$ 128,170	$ 96,449	$ 31,721
Exploration equipment	61,169	41,458	19,711	61,169	35,440	25,729
Vehicles	124,308	81,101	43,207	124,308	70,255	54,053

	$ 313,647	$ 223,642	$ 90,005	$ 313,647	$ 202,144	$ 111,503

5.

RELATED PARTY TRANSACTIONS

During the second quarter ended June 30, 2009, a director charged the Company $10,635 for legal services.  Employees who are also directors or officers of the Company were paid salaries totaling $109,201 during the second quarter ended June 30, 2009, a $33,301 portion of which was capitalized to mineral interests.

6.

SHARE CAPITAL

a.

Authorized

Unlimited Common Shares without par value.

Unlimited Preferred Shares

b.

Issued

Common shares

	NUMBER OF SHARES	VALUE

Balance at December 31, 2006	72,287,665	$25,909,638

Incentive stock options exercised
At $0.20 per share	600,000	120,000
Warrants exercised
At $0.78 per share	66,000	51,480
Private Placement
At $0.80 per share	5,742,500	4,594,000
Financing Costs
Cash	-	(253,400)

Balance at December 31, 2007	78,696,165	30,421,718

Private Placement
At $0.60 per share	2,565,000	1,539,000

Balance at December 31, 2008	81,261,165	31,960,718

Private Placement
At $0.10 per share	7,830,500	783,050
At $0.20 per share	3,000,000	600,000
Financing Costs
Cash	-	(3,500)

Balance at June 30, 2009	92,091,665	$33,340,268

Preferred Shares

In addition to common shares, the Company’s authorized share capital includes preferred shares without par value, none of which are issued.  The board of directors is authorized, without further action by the shareholders, to issue preferred shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any.  The preferred shares as a class are entitled to priority over the common shares if the board of directors decides to pay any dividends, and, if the Company is dissolved, liquidated or wound up, the preferred shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of preferred shares, the holders of preferred shares as a class is not entitled to receive notice of, attend or vote at any meeting of the Company’s shareholders.

c.

Warrants and Stock Options

(i)

Share Purchase Warrants

BALANCE DEC 31, 2007	ISSUED (EXERCISED OR EXPIRED)	BALANCE DEC 31, 2008	ISSUED (EXERCISED OR EXPIRED)	BALANCE JUN 30, 2009	EXERCISE PRICE	TERM TO

400,000	-	400,000	-	400,000	$1.10	Aug 25, 2009
1,744,000	-	1,744,000	-	1,744,000	$0.78	Feb 13, 2011
2,871,250	-	2,871,250	-	2,871,250	$1.00	Mar 16, 2011
-	1,282,500	1,282,500	-	1,282,500	$0.70	Apr 15, 2011
-	-	-	7,830,500	7,830,500	$0.20	Mar 24, 2014
-	-	-	3,000,000	3,000,000	$0.30	Jun 29, 2014

5,015,250	1,282,500	6,297,750	10,830,500	17,128,250

As at June 30, 2009, the weighted average remaining contractual life of the share purchase warrants is 3.61  years and the weighted average exercise price is $0.32.

(ii)

Stock Options

The Company has adopted a stock option plan for which options to acquire up to 10% of the common shares outstanding at the time of the grant may be granted to eligible optionees.  The exercise price may not be less than the discounted market price, as prescribed by the policies of the Exchange.

BALANCE DEC 31, 2007	GRANTED (EXERCISED) (EXPIRED) OR (CANCELLED)	BALANCE DEC 31, 2008	GRANTED (EXERCISED) (EXPIRED) OR (CANCELLED)	BALANCE JUN 30, 2009	EXERCISE PRICE	TERM TO

50,000	(50,000)	-	-	-	$0.40	Aug 13, 2008
30,000	(30,000)	-	-	-	$0.63	Oct 15, 2008
590,000	(590,000)	-	-	-	$1.00	Nov 17, 2008
205,000	-	205,000	(205,000)	-	$1.00	Feb 3, 2009
-	60,000	60,000	-	60,000	$0.50	Aug 5, 2009
945,000	-	945,000	-	945,000	$1.10	Aug 6, 2009
1,955,000	-	1,955,000	-	1,955,000	$0.40	Apr 20, 2015
1,850,000	(30,000)	1,820,000	(30,000)	1,790,000	$0.85	May 2, 2016
1,295,000	-	1,295,000	-	1,295,000	$0.84	Feb 23, 2017
200,000	(200,000)	-	-	-	$0.85	Jun 22, 2012
50,000	-	50,000	-	50,000	$0.80	Sep 24, 2012
60,000	-	60,000	-	60,000	$0.70	Dec 20, 2012
-	150,000	150,000	-	150,000	$0.65	May 1, 2013
-	-	-	60,000	60,000	$0.20	Jan 15, 2014

7,230,000	(690,000)	6,540,000	(175,000)	6,365,000

As at June 30, 2009, the weighted average remaining contractual life of the options is 5.47 years and the weighted average exercise price is $0.73.   All options have fully vested as at June 30, 2009 except for the grant of 150,000 shares at $0.65 per share of which only 100,000 shares have vested by June 30, 2009.

Stock-Based Compensation – During the first quarter ended March 31, 2009, the Company granted a consultant on the Company’s Advisory Board stock options on 60,000 shares at $0.20 per share with a fair value on the grant date of $6,525. This stock-based compensation expense of $6,525 was expensed in the category “Consulting” in the Consolidated Statements Of Operations And Deficit.  The following assumptions were used for the Black-Scholes valuation of the stock option granted during the first quarter:  Expected dividend yield – 0%; Expected stock price volatility – 104%; Risk-free interest rate – 1.25%; Expected life of options – 5 years.

d.

Contributed Surplus

The contributed surplus arises solely from stock based compensation.

	FOR THE SIX MONTHS ENDED JUNE 30, 2009	FOR THE YEAR ENDED DEC 31, 2008

Contributed surplus balance, beginning	$4,176,368	$4,114,750
Stock based compensation	6,525	61,618

Contributed surplus balance, ending	$4,182,893	$4,176,368

7.

SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in South America. The Company derives income and incurs costs associated with assets in different geographic locations.  Segmented information on the Company's sole industry segment reported by geographic area is as follows:

At June 30, 2009	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$3,567	$15,288	$18,855
Foreign exchange (gain)	-	(84,581)	(84,581)
Mineral interests administration and investigation costs	-	144,591	144,591
Salaries, benefits and stock-based compensation	191,670	-	191,670
Administration and general	115,473	35,979	151,452

Net loss from operations	271,266	111,277	421,987

Gain on sale of assets	(39,444)	-	(39,444)
Mineral interests and deferred exploration costs written off	-	3,000	3,000

Net loss	$271,266	114,277	385,543

Expenditure for equipment and mineral interests	$-	$693,282	$693,282

Equipment and mineral interests	$19,948	$11,462,342	$11,482,290

Total assets	$513,999	$11,521,091	$12,035,090

At June 30, 2008	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$4,798	$17,662	$22,451
Foreign exchange loss	-	50,625	50,625
Mineral interests administration and investigation costs	-	160,350	160,350
Salaries, benefits and stock-based compensation	194,112	-	194,112
Administration and general	103,803	36,824	140,627

Net loss	$302,704	265,461	568,165

Expenditure for equipment and mineral interests	$2,166	$1,203,630	$1,205,796

Equipment and mineral interests	$31,593	$11,802,682	$11,833,275

Total assets	$1,162,150	$11,884,843	$13,046,993

8.

INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Canada.  For the year ended December 31, 2008, the Company had Canadian operating losses of approximately $1,050,000. These operating losses expire as follows: 2009 - $483,000; 2010 - $880,000; 2014 - $560,000; 2015 - $566,000; 2026 - $720,000; 2027 - $720,000; 2028 - $1,050,000.  Resource-related expenditures available for carry-forward in Canada amount to approximately $5,719,372.  No future tax benefits have been recognized in the accounts for these Canadian losses and resource related expenditures and they are not transferable to the Company’s corporate entities in foreign tax jurisdictions.  The Company also has resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Chile and Bolivia.  No future tax assets have been recognized due to the Company taking full valuation allowances in the accounts for these operating and foreign losses and resource-related expenditures.

9.

FINANCIAL INSTRUMENTS

Financial Risk Management -

The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk – Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the

other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s   bank accounts are held with a major bank in Canada, a major bank in Chile which is a subsidiary of a major Canadian bank,   and with a bank in Bolivia.  The Company’s cash is held by the major bank in Canada, and specific amounts are transferred   to the banks in Chile or Bolivia as and when required to fund the Company’s budgeted exploration activities in these   countries.  As the majority of the Company’s cash is held by one bank in Canada, there is a concentration of credit risk.    This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating   agencies.

Currency Risk - The Company operates in Canada, Chile and Bolivia and is consequently exposed to foreign exchange risk arising from transactions denominated in foreign currency.  Our functional currency is the Canadian dollar, and we have obligations and commitments in other currencies including United States dollars, Chilean Pesos and Bolivian Bolivianos.  Fluctuations in foreign currency exchange rates may affect our results of operations and the value of our foreign assets.  The Company manages currency risk by closely monitoring relevant exchange rates and when possible, executes currency exchange transactions at times when exchange rates are most advantageous for the Company.  The Company does not use hedging to manage its currency risk.

Liquidity Risk - Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash.  Management is also aware that significant material uncertainties exist, related to current economic conditions that could cast significant doubt upon the Company’s ability to continue to finance its exploration activities.  Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures.  This uncertainty represents a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

10.

CAPITAL MANAGEMENT

The Company identifies capital as cash and share capital.  The Company raises capital through private placement and public share offerings.  Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management.  All sources of financing are analyzed by management and approved by the board of directors. To maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral interests.  The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditures and the scope of operations during periods of commodity pricing decline and economic downturn.  There are no externally imposed capital restrictions.

11.

SUBSEQUENT EVENTS

Option Payments, INCA Project - The Company has not made option payments on the Minera Porvenir Option, the Parra Option, and the Rojas Option which are three of the four options agreements that cover portions of the INCA project:

Minera Porvenir Option - The Company has not made an option payment of US$961,500 due on March 31, 2009 pursuant to the “Minera Porvenir Option” (see Note 3), under which the Company can acquire 100% interest in concessions covering a 2,138-hectare portion of the INCA project.

Parra Option - The Company has not made an option payment of US$80,000 due on April 9, 2009 pursuant to the “Parra Option” (see Note 3), under which the Company can acquire 100% interest in concessions covering a 21-hectare portion of the INCA project.

Rojas Option - The Company has not made an option payment of US$150,000 due on April 30, 2009 pursuant to the “Rojas Option” (see Note 3), under which the Company can acquire 100% interest in concessions covering a 20-hectare portion of the INCA project.

Pursuant to each of these option agreements, if an option payment is not made on the due date, the option agreement includes a provision whereby the owner may advise the Company in writing of the non-payment of the option payment, and if the option payment is not paid within a term of 30 days counted from the date of the written notice, the option is subject to termination.  At the date of this report, the Company had not received written notice of default with respect to non-payment of the option payments that were due under the Minera Porvenir Option, the Parra Option, and the Rojas Option. The Company has not yet negotiated a revision to the option payment terms, or arranged for additional financing to cover the option payments, and/or arranged a joint venture or sale of all, or a portion of the INCA property.

However, the Company has continued to make option payments on the Araya Option which also covers a portion of the INCA project.  Under the “Araya Option” (see Note 3) the Company can acquire 100% interest in concessions covering a 45-hectare portion of the Inca project.  Effective March 31, 2009, the Optionor agreed to revise the payment terms with respect to the option payment of US$95,477 due March 31, 2009 as follows:

1) US$30,000 on March 31, 2009 (which has been paid);

2) US$30,000 on June 30, 2009 (which has been paid); and

3) US$35,477 on September 30, 2009.

MANAGEMENT DISCUSSION

DATE: August 7, 2009

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the countries of Chile and Bolivia.  The Company focuses its exploration activities on the search for deposits of precious metals and copper.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable “hard assets”.  SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued.  Our objective is to be well-positioned to benefit from increases in the value of gold and silver and a strong demand for copper.

In Chile, the Company holds an interest in the Los Zorros district gold-copper-silver prospects, the Inca copper, gold, silver and molybdenum prospects, the Espijismo gold prospects and the Tres Puntas/Chimbero gold, silver prospects.  The company also holds an interest in mineral exploration properties in Bolvia (see section titled “Mineral Property Summaries” for individual property details).  We are an exploration stage company and have no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by, Robert Kell, a Director and the Vice President-Exploration of SAMEX, and SAMEX geologist, Philip Southam, P.Geo.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

The Company carries out all normal procedures to obtain title and make a conscientious search of mining records to confirm that the Company has satisfactory title to the properties it has acquired by staking, purchase or option, and/or that satisfactory title is held by the optionor/owner of properties the Company may acquire pursuant to an option agreement, and/or that satisfactory title is held by the owner of properties in which the Company has earned a percentage interest in the property pursuant to a joint venture or other type of agreement.  However, the possibility exists that title to one or more of the concessions held by the Company, or an optionor/owner, or the owner of properties in which the Company has earned a percentage interest, might be defective for various reasons.  The Company will take all reasonable steps to perfect title to any particular concession(s) found to be in question.

SAMEX is a reporting issuer in British Columbia and Alberta and trades in Canada on the TSX Venture Exchange under the symbol SXG.   The Company is also quoted in the United States on the OTC Bulletin Board under the symbol SMXMF.

This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  See note “Forward Looking Statements” at end of this report.

OVERVIEW OF RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2009

The following section contains a summary of our operating results for the three months ended June 30, 2009, which is qualified by detailed descriptions that follow elsewhere in this document.  This section also contains a number of ‘forward looking statements’ which, although intended to be accurate, may be affected by a number of risks and uncertainties which may cause them to be materially different from actual outcomes.  See section entitled “Forward Looking Statements” at the end of this report.

The comparison of our quarterly performance during the current year as compared to the prior year, is affected by the varying stages of exploration work the Company has been involved in over the past two years.  For example, in December 2007 we completed the last of more than 10,300 meters of drilling as part of our Phase I exploration program on our Inca property in Chile.  Then, continuing from the first quarter of 2008, our work was mainly focused on logging drill core, assaying, correlating, analyzing and interpreting the results from more than 10,000 meters of drill core from INCA.  During the first quarter of 2009, the Company completed the compilation and reporting of Phase I exploration results for the INCA project and the Company also conducted property visits for larger companies who expressed interest in possible joint-ventures on the project.  Also during the first quarter of 2009, we did some preliminary sampling and assaying at our Chimberos silver/gold prospect in Chile and we resumed exploration work at our Los Zorros gold project in Chile including re-logging some of our previous drill core and further geologic mapping.  Our exploration/mineral interests costs for the first quarter ended March 31, 2009 totaled $594,469 as compared to $753,112 for the first quarter of 2008.   During the second quarter 2009, we continued our work related to gold and silver exploration at the Los Zorros project.  During the second quarter, exploration/mineral interests costs totaled $243,404 for the three months ended June 30, 2009 as compared to $607,082 for the second quarter of 2008.

Over the past year, we have also experienced a number of important external changes that have an affect on our overall performance for the current period and beyond.  Our mineral properties are located in Bolivia and Chile.  During 2007 and 2008, we focused largely on our Inca property in Chile.  During that time, we have been monitoring with concern a number of changes in the political climate in Bolivia, but continued our efforts in Chile with the intention of eventually returning to our Bolivian properties, including, in particular, our Eskapa property.  With that in mind, we completed construction of a new Eskapa camp early in 2008 in order to prepare for commencement of the next phase of exploration on the property.  In the mean time, the political climate in Bolivia for resource companies continued to deteriorate with events such as the nationalization of

Bolivia’s natural gas resources, a moratorium on the grant of new mineral exploration licenses, a national referendum that may result in certain fundamental constitutional changes and a proposed requirement that all mining projects be conducted only in partnership with the state mining company – on economically unfavourable terms.  In light of these and other factors we decided that Bolivia currently carried a significant risk for development of future mineral projects.  Accordingly we decided to suspend exploration activities in Bolivia and put all of our Bolivian projects on “care and maintenance” status.  We elected to write down the value of our Eskapa project by $1,395,993 at December 31, 2008, and in the first quarter of 2009, we also decided to abandon three low-priority properties – the Walter, Warra Warra and Yaritani properties.  These three properties had been inactive for a number of years and consequently had been written down in past years to a nominal carrying value of $1,000 each.  The $1,000 deferred expenditure carrying value for each of the Walter, Wara Wara and Yaretani properties was written off during the first quarter ended March 31, 2009 (see Consolidated Statements Of Mineral Interests, Written Off).  While we hope we will be able to return to exploring our remaining Bolivian properties at some time in the future, we do not anticipate we will be able to do so as long as current political conditions persist.

In Chile, as results of Phase I exploration from the INCA project and the interpretation of that data became available over the past year, it became apparent that, although some of the results (particularly in the area around the Providencia mine) were very promising, the results as a whole did not the support the scale of potential copper deposit (+350 m tonnes) that we had hoped for.  We concluded that, although the possibility still existed to find a large scale copper deposit at INCA, considerable more exploration work and expenditures would be required to do so, which exceeded our available resources.  In light of this, we decided to pursue a possible joint venture partner to help develop the INCA project.  We engaged in discussions with several parties and commenced serious negotiations with one large prospective joint venture partner.  We hoped this would lead to completion of an agreement which would result in a significant source of new exploration funding for the INCA project, as well as some immediate cash payments we could apply to other exploration efforts.  However, commencing around September 2008, commodity prices, particularly the price of copper, began a serious decline, eventually falling to a five year low.  This adversely affected both the short term attractiveness of the INCA project and our ability to raise capital to fund it.  Shortly thereafter, we found ourselves in the middle of the current global economic crisis, with its actual or threatened bank failures, major international liquidity issues, and a general slowdown leading to the current global recession.  These events also fed into both the decline in commodity prices and a decline in the share prices of most public companies including in particular junior resource stocks such as ours.  These events likely also adversely affected our prospective joint venture partners or purchasers for INCA and in November, 2008 the party engaged with us in active negotiations on INCA advised they were pulling out of negotiations for “strategic reasons”.  These events continued to adversely affect us and, by the end of fiscal 2008, we were left with a serious depleted cash position ($207,192 at December 31, 2008 as compared to $1,325,170 at December 31, 2007), a much lower share price ($0.175 at December 31, 2008 as compared to $0.72 at December 31, 2007) and a greatly reduced ability to raise capital.  During the first quarter of 2009, we were able to raise additional capital in a private placement completed in March 2009, but only at significantly lower prices than our placement completed a year earlier in April 2008 ($0.10 per unit in 2009 as compared to $0.60 per unit in April, 2008), with less favourable terms (each unit comprised of one share and one full warrant in 2009 as compared to one share and 1/2 warrant in 2008), a smaller amount of proceeds and significantly higher dilution (7,830,500 units for $738,050 in gross proceeds in 2009 compared to  2,565,000 units for $1,539,000 in gross proceeds in 2008).  In June 2009, we raised additional capital through a private placement of 3,000,000 units comprised of one share and one full warrant at a price of $0.20 per unit for proceeds of $600,000 during the second quarter.

Over the past year, likely due to increased global economic uncertainty and fears over the continued health of the US economy and the possible collapse of the US dollar and other reserve currencies, gold prices have remained relatively stable and have in fact shown signs of increasing.  We believe these economic trends are likely to continue in 2009 and possibly beyond and may result in a significant increase in the demand for and the price of gold.  These and other factors led us to conclude we should we should shift our primary efforts from exploration for copper (the primary mineralization on our INCA project, and our primary focus during 2007 and much of 2008) and return to our earlier corporate focus on exploration for gold.  Further, we faced a number of option payments on the INCA project which came due in March and April of 2009, some of which have not been paid.  Accordingly, we decided to shift our focus to exploration on our Los Zorros gold project, while continuing our efforts to find suitable joint venture partners or outright purchasers for our INCA project.  At this time, we have not yet negotiated a revision to the option payment terms with various of the INCA property vendors nor arranged for additional financing to cover the option payments.  If we are not able to do so and are not able to locate a suitable purchaser or joint venture partner for INCA, we may be required to relinquish a portion of the INCA property.  We anticipate our primary exploration focus over the next year will continue to be exploration for gold at our Los Zorros and other gold and silver properties in Chile.

ANALYSIS OF FINANCIAL STATEMENTS

The following discussion of our operating results explains material changes in our consolidated results of operations for the second quarter ended June 30, 2009.  In order to synchronize the different quarter ends, these consolidated financial statements include the accounts of the Bolivian subsidiaries for their fiscal third quarter from April 1, 2009 to June 30, 2009 (see Note 1 to the financial statements).  The discussion should be read in conjunction with the consolidated financial statements to June 30, 2009 and the related notes included in this report.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.

Overview - Our business is exploration for minerals.  We do not have any properties that are in production. We have no earnings and, therefore, finance these exploration activities by the sale of our equity securities or through joint ventures with other mineral exploration companies.  The key determinants of our operating results include the following:

a)

our ability to identify and acquire quality mineral exploration properties on favorable terms;

b)

the cost of our exploration activities;

c)

our ability to finance our exploration activities and general operations;

d)

our ability to identify and exploit commercial deposits of mineralization; and

e)

the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties.

These determinates are affected by a number of factors, most of which are largely out of our control, including the following:

a)

the competitive demand for quality mineral exploration properties;

b)

political and regulatory climate in countries where properties of interest are located;

c)

regulatory and other costs associated with maintaining our operations as a public company;

d)

the costs associated with exploration activities; and

e)

the cost of acquiring and maintaining our mineral properties.

Our primary capital and liquidity requirements relate to our ability to secure funds, principally through the sale of our securities, to raise sufficient capital to maintain our operations and fund our efforts to acquire mineral properties with attractive exploration targets and conduct successful exploration programs on them.  We anticipate this requirement will continue until such time as we have either discovered sufficient mineralization on one or more properties with sufficient grade, tonnage and type to support the commencement of sustained profitable mining operations and are thereafter able to place such property or properties into commercial production or until we have obtained sufficient positive exploration results on one or more of our properties to enable us to successfully negotiate a joint venture with a mining company with greater financial resources than us or some other suitable arrangement sufficient to fund our operations.

Our success in raising equity capital is dependant upon factors which are largely out of our control including:

a)

market prices for gold, silver, copper and other metals and minerals;

b)

the market for our securities; and

c)

the results from our exploration activities.

Significant factors affecting our operations over the past year were the instability in the global financial situation and the related decline in the demand for, and in the prices of precious and base metals and a corresponding declining market for shares of junior exploration companies. We anticipate that the price of gold, silver, copper will continue to be volatile, but will generally increase over the next year which should enable us to secure additional equity financing.  Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  We also anticipate that our operating results would be significantly affected by the results of our exploration activities on our existing properties. See note titled “Forward Looking Statements” at the end of this report.

Currency Risk - Currency exchange rate fluctuations could adversely affect our operations.  Our functional currency is the Canadian dollar, and we have obligations and commitments in other currencies including United States dollars, Chilean Pesos and Bolivian Bolivianos.  Fluctuations in foreign currency exchange rates may affect our results of operations and the value of our foreign assets, which in turn may adversely affect reported financial figures and the comparability of period-to-period results of operations.

Accounting Policies - We have adopted a number of accounting policies and made a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to the consolidated financial statements.  These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results.  In addition, there are a number of factors which may indicate our historical financial results, but will not be predictive of anticipated future results.  You should carefully review the following disclosure, together with the attached consolidated financial statements and the notes thereto, including, in particular, the statement of significant accounting policies set out in Note 2 to such statements.

Going Concern Assumptions - As described in Note 1 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  We do not have any mineral properties in production, and have not yet generated any revenues and have a history of losses.   Our continuation as a going concern is uncertain and dependent on our ability to discover commercial mineral deposits on our properties and place them into profitable commercial production and our ability to sustain our operations until such time.  This, in turn depends on our ability to continue to fund our operations by the sale of our securities and other factors which are largely out of our control.  Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further exploration on our properties.  Our consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations, and the amounts recorded for such items may be at amounts significantly different from those contained in our consolidated financial statements.

Treatment of Mineral Property Costs - As we are at the exploration stage, we capitalize the acquisition and exploration costs of our mineral properties under Canadian GAAP.  Should any of these properties be placed into production, such costs would be amortized over the life of the properties on a unit-of-production basis.  Should exploration results of any of our properties prove unsatisfactory, we would then abandon such property or properties, and write off costs incurred up to that time.  The impact on our net loss for the fiscal period would be dependent upon the amount of costs deferred up to the time of the write-off.

Accounting Estimates and Assumptions - The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and (ii) the reported amounts of expenses during the reporting periods covered by the consolidated financial statements.  Our management routinely makes judgements and estimates about the effect of matters that are inherently uncertain.  As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgements become even more subjective and complex.  We have identified certain accounting policies that are most important to the portrayal of our current financial condition and results of operations.  Our significant accounting policies are disclosed in Note 2 of notes to our consolidated financial statements, which should be read in conjunction with this Report.

Among other things, we determine our stock-based compensation costs using an option pricing model which involves the selection of highly subjective assumptions, including an assumption as to price volatility.  Changes in these assumptions can materially affect the fair value estimate and therefore the current model does not provide a consistently reliable measure of the fair value cost of the Company’s outstanding stock options.

Stock-Based Compensation - We have a stock option plan whereby we grant incentive stock options as partial compensation to our directors, officers, employees and consultants.  Based on recommendations of the CICA Handbook - Section 3870, effective December 1, 2002, we adopted a new method to account for stock-based compensation and other stock-based payments that is described in note 2.h to our consolidated financial statements.  Under the new standard, any stock-based payments to non-employees, and any employee awards involving direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments will be accounted for using the fair value based method.  The fair value of the options at the grant date is determined using the Black-Scholes option pricing model.

Selected Annual Information & Summary of Quarterly Results

Selected Annual Information	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006

Revenue	$ -	$ -	$ -
Net loss from operations	(1,154,945)	(1,865,163)	(1,961,999)
Net loss for the year/period	(2,571,737)	(1,903,683)	(1,979,866)
Net loss per share	(0.03)	(0.02)	(0.03)
Total assets	11,125,120	12,083,496	8,605,000
Long-term liabilities	-	-	-

Quarterly Results	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	Jun 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007
Revenue $	-	-	-	-	-	-	-	-
Net loss $	(278,368)	(107,175)	(1,717,113)	(286,459)	(451,646)	(116,519)	(382,043)	(337,376)
Net loss /share $	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

Net losses are due in part to “Stock-Based Compensation” expenses related to stock options granted during those quarters.  For example, the net loss for the second quarter of fiscal 2007 to June 30, 2007 included a stock-based compensation expense of $90,390 in relation to the grant of options on 200,000 shares at a price of $0.85 per share. The net loss for the fourth quarter of 2007 (to December 31, 2007) included a stock-based compensation expense of $22,900 in relation to the grant of options on 60,000 shares at $0.70 per share to a consultant.  The net loss for the second quarter ended June 30, 2008 is due in part to an unusually large foreign exchange loss of $159,553 that resulted from an anomalous currency exchange differential and also due to a stock-based compensation expense of $55,745 in relation to the grant of options on 150,000 shares at $0.65 per share.  The net loss for the third quarter ended September 30, 2008 includes a stock-based compensation expense of $5,873 in relation to the grant of options on 60,000 shares at a price of $0.50 per share.   The net loss for the fourth quarter ended December 31, 2008 includes $1,395,993 of deferred mineral interest expenditures that were written off in relation to the Eskapa property which is currently inactive.  The net loss for the first quarter ended March 31, 2009 includes a stock-based compensation expense of $6,525, and $3,000 for mineral interests that were written off, and a $39,444 “gain on sale of assets” (sale of gold).

Operating Results

During the second quarter of 2009 we continued our focus on gold exploration at the Los Zorros gold project in Chile and also completed a private placement financing raising gross proceeds of $600,000.

As a result of the Company’s activities, exploration/mineral interests costs totaled $243,404 for the second quarter ended June 30, 2009 as compared to $607,082 for the second quarter ended June 30, 2008.  A $81,788 portion of the exploration/mineral interests costs for the second quarter 2009 was expensed in the Statement of Operations and Deficit as “Mineral Interests Administration and Investigation Costs”.  The remaining $161,616 is included in “Deferred Expenditures” in the Statements of Mineral Interests.

Our assets categorized in the consolidated financial statements as “Mineral Interests” totaled $11,392,285 at June 30, 2009 as compared to $11,697,678 at June 30, 2008.  This decrease in “Mineral Interests” from year to year is due in part to $1,395,993 of deferred expenditures that were written off December 31, 2008 in relation to the Eskapa property which is currently inactive.  The Eskapa mineral interest was written down to a nominal value of $1,000 until exploration activity is resumed on the property.   Certain costs were also written off December 31, 2008 on the Espejismo Property ($5,611) and on the Miscellaneous Properties-Chile ($15,188) since no current exploration is being conducted on these properties.  During the first quarter of 2009, the Company also abandoned the Walter, Wara Wara and Yarentani properties in Bolivia and consequently, the $1,000 deferred expenditure carrying value for each of the Walter, Wara Wara and Yaretani properties was written off during the first quarter ended March 31, 2009 (see Consolidated Statements Of Mineral Interests, Written Off).

The amount of cash on hand at June 30, 2009 was $514,007 compared to $1,104,972 at June 30, 2008.  At June 30, 2009, we were debt-free, apart from accounts payable and accrued liabilities of $45,945 as compared to $35,600 at June 30, 2008.

The following comments relate to certain categories in the consolidated financial statements at June 30, 2009:

Consolidated Balance Sheet

“Other Current Assets” – “Other Currrent  Assets” at December 31, 2008 included $68,853 which reflects the market value of 2,021.703 grams of gold the Company held at December 31, 2008.  During the first quarter ended March 31, 2009, the Company sold 2,000 grams of gold leaving a balance of 21 grams of gold, the market value of which is included in “Other Current Assets at June 30, 2009.  See also “Gain On Sale Of Assets” below.

“Accumulated Other Comprehensive Income” - $32,705 is the accumulated unrealized gain on the value of 2,021.703 grams of gold the Company held at December 31, 2008.  During the first quarter ended March 31, 2009, the Company sold 2,000 grams of gold leaving a balance of 21 grams of gold. See also “Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Income”.

Consolidated Statements of Operations and Deficit

“Consulting” – includes consulting fees paid to a Chilean consultant contracted to assist in brokering a potential joint venture/investment in the INCA project.

“Foreign Exchange (Gain)” – this category recorded a foreign exchange gain due to an anomalous currency exchange differential that occurred relative to the Chilean Peso and the Canadian Dollar between the fourth quarter ended December 31, 2008 and the second quarter ended June 30, 2009.

“Mineral Interests Administration and Investigation Costs” - includes operating costs related to the Company’s activities in Bolivia and Chile that are not allocated to one of the Company’s specific mineral properties, and generative exploration or investigating and evaluating mineral properties not acquired by the Company.

“Office, Supplies and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, couriers, parking, mileage, and printing.

“Gain On Sale Of Assets” – In 2004, the Company purchased approximately 2,028 grams of gold (“goldgrams”) which it has held in an account with GoldMoney.  The market value of the gold appreciated, resulting in an accumulated “unrealized gain” of $32,705 at December 31, 2008 (see “Accumulated Other Comprehensive Income” above).  During the first quarter of 2009, the Company sold 2,000 goldgrams for proceeds of $75,224 resulting in a $39,444 “gain on sale of assets”.

Consolidated Statements of Mineral Interests

“Geology, Mapping and Surveys” – includes salaries for geologists, support staff and geologic consultants doing work for the respective mineral properties.

“Value Added Taxes” – This category for the INCA property ($102,858) in Chile, includes a foreign exchange adjustment of $89,253.  An anomalous currency exchange differential occurred relative to the Chilean Peso and the Canadian Dollar between the fourth quarter ended December 31, 2008 and the second quarter ended June 30, 2009.   The Value Added Tax balance for the INCA property forwarded from December 31, 2008, when multiplied by the difference in the exchange rate, resulted in an accounting adjustment increase of $79,899 during the first quarter, and $9,354 during the second quarter, for a total of $89,253 at June 30, 2009.

Liquidity and Capital Resources - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any revenue from operations during the three months ended June 30, 2009.  We realized a net loss of $278,368 for the second quarter ended June 30, 2009 or $0.01 per share compared to a net loss of $451,646 for the second quarter ended June 30, 2008 or $0.01 per share.  Losses are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.  Based on the funds on hand, it will be necessary to raise additional financing during 2009 in order to fund our ongoing general operations for the next year.  In relation to exploration programs and option payments, management will work to secure additional equity financings and/or joint venture/investment funding in order to fund our proposed exploration programs.  The Company plans to focus its exploration activities during 2009 on its high quality gold and silver projects in Chile including Los Zorros which hosts high-grade gold, bulk-tonnage gold and gold-silver targets. The Company will endeavor to secure the necessary financial resources to conduct these exploration activities.  See note “Forward Looking Statements” at end of this report.

In the coming years, we will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  See note titled “Forward Looking Statements” at the end of this report.

Financing - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  During 2006 and 2007, increasing precious metal and base metal prices and revived market interest in mineral exploration companies enhanced our ability to raise funding for exploration.  For example, during the 2006 fiscal year we raised $2,604,000 from the sale of our securities through a private placement of 3,720,000 units at $0.70 per unit and additional proceeds of $1,202,800 were raised from the exercise of warrants and options.  During fiscal 2007, we raised gross proceeds of $4,594,000 from the sale of our securities through a private placement of 5,742,500 units at a price of $0.80 per unit and additional proceeds of $171,480 were realized from the exercise of options and warrants.  During the second quarter of 2008 we raised proceeds of $1,539,000 from the sale of our securities through a private placement of 2,565,000 units at $0.60 per unit.  During the first quarter of 2009 we raised gross proceeds of $783,050 from the sale of our securities through a private placement of 7,830,500 units at $0.10 per unit.  During the second quarter of 2009, we raised additional capital through a private placement of 3,000,000 units at a price of $0.20 per unit for proceeds of $600,000.  Over the past year there has been instability in the global financial situation, volatility in the price of precious metals, and fluctuations  in the demand for, and in the prices of base metals.  This uncertainty has made it more difficult to raise capital for mineral exploration.

Use Of Proceeds - During fiscal 2006 we completed a private placement and in regulatory filings disclosed that the intended use of the $2,604,000 proceeds would be $1,600,000 for expenditures/exploration on our mineral properties and $1,004,000 for general working capital.  The intended use of proceeds was more than fulfilled as expenditures/exploration on our mineral properties during fiscal 2006 totaled $2,161,249 at December 31, 2006.  During fiscal 2007 we completed a private placement and in regulatory filings disclosed that the intended use of the $4,594,000 proceeds would be $3,200,000 for expenditures/exploration on our mineral properties and $1,394,000 for general working capital.  The intended use of proceeds was more than fulfilled as expenditures/exploration on our mineral properties totaled $3,797,308 for the fiscal year ended December 31, 2007.  During the second quarter of 2008, we completed a private placement and in regulatory filings disclosed that the intended use of the $1,539,000 proceeds would be $800,000 for expenditures/exploration on our mineral properties and $739,000 for general working capital. This intended use of proceeds was more than fulfilled as expenditures/exploration on our mineral properties totaled $1,949,405 for the fiscal year ended December 31, 2008.  During the first quarter of 2009, we completed a private placement and in regulatory filings disclosed that the intended use of the $783,050 proceeds would be $400,000 for expenditures/exploration on our mineral properties and $383,050 for general working capital.  This intended use of proceeds was more than fulfilled as exploration/mineral interests costs totaled $594,469 for the first quarter ended March 31, 2009.  During the second quarter of 2009 we raised proceeds of $600,000 through a private placement and disclosed in regulatory filings that the intended use of proceeds would be $350,000 for expenditures/exploration on our mineral properties and $250,000 for general working capital.  This intended use of proceeds was partially fulfilled as exploration/mineral interests costs for the second quarter ended June 30, 2009 totaled $243,404.

Anticipated Capital Requirements - Based on the funds on hand, it will be necessary to raise additional financing during 2009 in order to fund our ongoing general operations for the next year.  In relation to exploration programs and option payments, management will work to secure additional equity financings and/or joint venture/investment funding in order to fund our proposed exploration program at the Los Zorros property in Chile.

While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to secure equity financings, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into.  If we are unable to secure sufficient funds to pursue exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  Since we own our interests in the majority of our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees and the option payments listed under the “Table of Contractual Obligations” (see below).  Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the option obligations listed under the “Table of Contractual Obligations” (see below) and other operating expenses in the normal course of business. See note titled “Forward Looking Statements” at end of this report.

Table of Contractual Obligations - The following table summarizes our contractual obligations at June 30, 2009 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Porvenir Option (1) Option Payments	US$1,038,500	US$1,038,500
Araya Option (2) Option Payments	US$35,477	US$35,477
Rojas Option (3) Option Payments	US$150,000	US$150,000
Parra Option (4) Option Payments	US$80,000	US$80,000
Hochschild Purchase (5) Advance Royalty	US$300,000	US$100,000	US$200,000
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	Option Payments US$1,303,977 Advance Royalty US$300,000 (5)	Option Payments US$1,303,977 Advance Royalty US$100,000 (5)	Advance Royalty US$200,000 (5)

(1) These are option payments (US$77,000 and US$961,500) pursuant to an option to purchase mineral property forming a 2,138-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated March 31, 2006 and as revised March 31, 2008 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “INCA Project”)

(2) These are option payments pursuant to an option to purchase mineral property forming a 45-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S. A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “INCA Project” for details)

(3) These are option payments pursuant to an option to purchase mineral property forming a 20-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated May 25 2006 between Oscar David Rojas Garin and our subsidiary, Minera Samex Chile S.A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “INCA Project” for details)

(4) These are option payments pursuant to an option to purchase mineral property forming a 21-hectare portion of our INCA property under the Unilateral Option Purchase Contract dated April 9, 2007 between Jaime Ruben Parra Vasquez and our subsidiary Minera Samex Chile S. A. While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “INCA Project” for details)

(5) Pursuant to the exercise of an option and the related Purchase Contract dated October 27, 2006 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A., SAMEX holds 100% interest (subject to an NSR royalty) in concessions covering a 209-hectare portion of our Los Zorros Property.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29, 2008 (paid), by March 1, 2009 (which has been paid), and by March 1, 2010, 2011, and 2012) to a maximum of US$500,000, or until the commencement of commercial exploitation.  The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to pay the advance royalty if it elects to return the concessions to the previous owner (see “Mineral Property Summaries” – “Los Zorros Property” for details).

Research and Development, patents and licenses, etc. - We are a mineral exploration company and we do not carry on any research and development activities.

Trend Information - We anticipate that the price of gold, silver, copper will continue to be volatile, but will generally increase over the next year which should enable us to secure additional equity financing.  Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  See note titled “Forward Looking Statements” at the end of this report.

The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, relative strength of the U.S. dollar, Chilean Peso and of other currencies as against the Canadian Dollar, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.  If metal prices are weak, it is more difficult to raise financing for our exploration projects.  There is no assurance our attempts to attract capital will be successful.  Failure to attract sufficient capital may significantly affect our ability to conduct our planned exploration activities. Conversely, when metal prices are strong, competition for possible mineral properties increases as does the corresponding prices for such prospective acquisitions and the cost of drilling and other resources required to conduct exploration activities.

We have followed the policy of, at year end, writing down to nominal value any of our mineral properties on which we have not conducted any significant exploration activities during that fiscal year and do not plan to conduct exploration activities within the current year, regardless of our long term view of the prospects of the particular property.  Since our future exploration activities are dependent upon a number of uncertainties including our ability to raise the necessary capital (which is in turn affected by external factors such the prices of precious and base metals), we may be required, by application of this accounting policy, to write down other properties now shown as an asset in our consolidated financial statements to nominal value, even though we may intend to conduct future exploration activities on them after the current fiscal period.

Off Balance Sheet Arrangements - We do not have any material off-balance sheet arrangements out of the ordinary course of business other than verbal employment or consulting agreements with our executives.

Disclosure Controls and Procedures - The Chief Executive Officer and Chief Financial Officer of the Company evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2008 and concluded that as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.  During the period covered by this report, there were no significant changes in the Company’s internal controls or in other factors that materially adversely affected, or are reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

Audit Committee & Compensation Committee - The Audit Committee is governed by the Company’s Audit Committee Charter. The Audit Committee is composed of director, Larry McLean, Vice President, Operations and Chief Financial Officer of the Company who is not independent, and directors, Peter Dahl and Allen Leschert (non-executive directors of the Company) who the Board of Directors have determined to be independent in accordance with the requirements of our Audit Committee Charter. All three members have been directors of the Company since 1995 and have, in the course of their duties, engaged in the review and analysis of - and/or have actively supervised persons engaged in the preparation, auditing and analysis of - numerous interim and annual financial statements for the Company, as well as for other public companies for which they have served as directors or officers.  Allen Leschert, who serves as committee chairman, also has more than 20 years experience as a securities lawyer.  In addition to holding a law degree, he also holds a B. Comm. (with distinction), specializing in Corporate Finance and Accounting.  All three of the Audit Committee members are “financially literate”.  The Audit Committee’s primary function is to review the annual audited financial statements with the Company’s auditor prior to presentation to the Board.  The audit committee also reviews the Company’s interim un-audited quarterly financial statements prior to finalization and publication.

Our Compensation Committee is composed of non-executive directors, Peter Dahl and Allen Leschert, and executive director, Larry McLean.  The Compensation Committee was established to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may request from time to time.

Additional Disclosure For Venture Issuers Without Significant Revenue – The information required by National Instrument 51-102 is disclosed in the attached consolidated financial statements to which this Management Discussion & Analysis relates.

QUARTER BY QUARTER SUMMARY

Summary For The First Quarter Of 2009 - For The Three Months Ended March 31, 2009

During the first quarter of 2009 the Company resumed exploration work at its Los Zorros gold project in Chile and also conducted some preliminary sampling and assaying at our Chimberos silver/gold prospect in Chile.  The Company also continued compiling and interpreting the results from the Phase I exploration program at the INCA project and conducted property visits on the INCA Project for companies who expressed interest in possible joint-ventures on the project.   We also made an option payment and an advance royalty payment related to our mineral properties in Chile, and completed a private placement financing raising gross proceeds of $783,050. We were also involved in the preparation and audit of the Company’s Financial Statements and Annual Report, and in preparing the Information Circular and documents for the Company’s Annual General Meeting on May 26, 2009.

Exploration Program Underway – Los Zorros Gold Project, Chile  - News Release No. 5-09 dated March 25, 2009 reported: SAMEX has resumed exploration work at its Los Zorros gold project in Chile.  The work will build upon and advance the numerous quality targets identified during the Phase I program, with particular focus on the Company’s high-grade gold discovery within the Nora target area (previously reported in News Releases No. 2-05, No. 8-05, No. 9-05).  SAMEX will also advance the Cinchado target area that includes the old San Pedro gold mine (see Target IV in News Release No. 1-04).

The Los Zorros project encompasses a large (80 square kilometers), highly prospective district of historic gold workings/mines.  As reported in previous news releases, Phase I exploration yielded significant results including:

•

Nora

-DDH-N-04-05, 15.96 g/mt gold over 7.66 meters (0.51 oz/mt gold over 25.12 ft.) - trenches TN-9 0.757 g/mt gold over 131 meters, TN-3 0.558 g/mt gold over 117 meters

•

Milagro

-DDH-ML-04-01, 2.579 g/mt gold over 4.4 meters.

•

West Florida -trench TMW-10, 0.405 g/mt gold over 138 meters.

•

Cinchado -values ranging from 0.05 to 9.5 g/mt gold in 151 rock-chip samples of breccia in the open-cut of the old San Pedro mine.

These encouraging results provide important guides for the current exploration that is focused on designing future exploration drilling programs.  Although gold is the primary focus of SAMEX’s exploration at Los Zorros, important values of silver and copper are also present in certain target areas.  More detailed information concerning the specific target areas will be reported in upcoming news releases.

During Phase I exploration work, SAMEX utilized a numbering system (ie. Exploration Area I, II, III, IV, etc) to designate the numerous target areas, in part because broader strategic land acquisition activities were ongoing.  With the Company’s land position now satisfactorily expanded, the Company will be using the historic names of the various mines and landmarks for reference in exploration updates as follows:

•

Exploration Area I = Lora and Lora S.E.

•

Exploration Area II = Milagro, Milagro Pampa, Florida and West Florida.

•

Exploration Area III = Nora

•

Exploration Area IV = Cinchado

•

Exploration Area V = Salvadora

•

Exploration Area VI = Colorina

•

Exploration Area VII = Virgen del Carmen

A graphics plate including maps and photos can be viewed at the SAMEX web site to provide an overview of the large Los Zorros gold project (see: www.samex.com/Coreshack/Chile/L-Z/LZ-OV-w.pdf ).

Advance Royalty Payment Made On Los Zorros Property, Chile – On February 27, 2009 the Company made an advance royalty payment of US$100,000 (in Chilean peso equivalent) in relation to a 209-hectare-portion of the Los Zorros property which the Company purchased pursuant to the “Hochschild Option”.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29, 2008 (paid), by March 1, 2009 (paid), and by March 1, 2010, 2011, and 2012) to a maximum of US$500,000 or until the commencement of commercial exploitation.  The advance royalty payments are recoverable from future royalty payments.

Private Placement – In March 2009, the Company completed a private placement of 7,830,500 units comprised of one common share and one share purchase warrant at a price of $0.10 per unit for gross proceeds of $783,050.  The warrant entitles the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the five-year term of the warrant.  The units are subject to a four-month hold period until July 25, 2009.  Cash finder’s fees of $3,500 in aggregate were paid in relation to the placement of 700,000 of the units.  Director/Officers of the Company purchased an aggregate of 976,000 units of the private placement.  The proceeds of the private placement are for expenditures on the Company’s mineral properties and for general working capital.

Three Properties Abandoned in Bolivia – March 2009 - In light of continuing political uncertainties in Bolivia, the Company decided to reduce a portion of its interests in the country and consequently abandoned three low-priority properties, Walter, Wara Wara and Yaretani.  These properties had been inactive for a number of years and consequently had been written down to a nominal value of $1,000 each.  The Company has minimizing its activities in Bolivia by reducing its Bolivian office, staff and operating expenses to a “care and maintenance” level as the Company does not plan to conduct any exploration during 2009 on its remaining Bolivian properties.  The Walter Property that was abandoned was the only asset of the Company’s Bolivian subsidiary Minas Bolivex S.A. (“Bolivex”).

Payment Terms Revised On Araya Option, INCA Project, Chile – On March 31, 2009, the Company made an option payment of US$30,000 pursuant to the Araya Option. Under the “Araya Option” the Company can acquire 100% interest in concessions covering a 45-hectare portion of the Inca project.  Effective March 31, 2009, the Optionor agreed to revise the payment terms with respect to the option payment of US$95,477 that was due March 31, 2009 as follows: US$30,000 on March 31, 2009 (paid); US$30,000 on June 30, 2009; and US$35,477 on September 30, 2009.

Option Payments Not Made on Minera Porvenir Option, Parra Option, and Rojas Option, INCA Project, Chile – The Company has not made option payments on the Minera Porvenir Option, the Parra Option, and the Rojas Option which are three of the four options agreements that cover portions of the INCA project.  See “Summary For the Second Quarter of 2009” for more details.

Employees, Salaries, Related Party Transactions – During the first quarter of 2009, we had 21 employees, the majority of which were involved in activities related to our mineral properties in Chile.  By comparison, we had 25 employees during the first quarter of 2008.  Salaries, for employees who are also directors or officers of the Company, totaled $110,783 during the first quarter ended March 31, 2009, a $34,883 portion of which was capitalized to mineral interests (compared to the first quarter of 2008 when their salaries totaled $113,593, a $37,693 portion of which was capitalized).   Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $1,967 for legal services during the first quarter ended March 31, 2009 (first quarter 2008 - $2,642).

Investor Relations – Investor relations activities during the first quarter were handled by management and included telephone contacts and “Glance” desk-top-sharing presentations with shareholders, brokers and investors, and in-person meetings with brokers and investors in Chile.

Stock Options – During the first quarter ended March 31, 2009, the Company granted a consultant on the Company’s Advisory Board stock options on 60,000 shares at $0.20 per share with a fair value of $6,525.  This stock-based compensation expense of $6,525 was expensed in the category “Consulting” in the consolidated statement of operations and deficit.

During the first quarter, options expired on 205,000 shares at $1.00 per share and options on 30,000 shares at $0.85 per share were cancelled.  No options were exercised during the first quarter.

Warrants – During the first quarter 2009, warrants were issued for the purchase of 7,830,500 shares at $0.20 per share pursuant to the private placement completed during the first quarter.  No warrants were exercised during the first quarter.

Extension Of Warrant Expiry Dates – In January 2009, the expiry date of warrants for the purchase of 1,744,000 shares at $0.78 per share, that were originally issued with a three year term expiring February 13, 2009, was extended for an additional two years until expiry on February 13, 2011. The exercise price of the warrants remains at $0.78 per share.  The expiry date of Warrants for the purchase of 2,871,250 shares at $1.00 per share, that were originally issued with a two year term expiring March 16, 2009, was extended for an additional two years until expiry on March 16, 2011. The exercise price of the warrants remains at $1.00 per share.

Directors and Officers of the Company During the First Quarter: Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

SECURITIES ISSUED DURING THE FIRST QUARTER ENDED MARCH 31, 2009

Outstanding shares at December 31, 2008 – 81,261,165
Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
March 24/09	Common Shares Warrants	Private Placement	7,830,500 Shares 7,830,500 Warrants	$0.10	$783,050	Cash	$3,500
Outstanding shares at March 31, 2009 – 89,091,665

Summary For The Second Quarter Of 2009 - For The Three Months Ended June 30, 2009

During the second quarter of 2009 the Company continued with gold and silver exploration related to the Nora and Cinchado areas, which are two of the numerous projects that comprise the Company’s wholly owned Los Zorros property in Chile.  In preparation for Phase II drilling, detailed geologic mapping, re-logging of some Phase I drill core, and drafting of cross-sections and drill plans is in progress.   The Los Zorros property covers a district of more than 80 square kilometers where numerous old gold and silver mines are situated along a trend that demonstrates strong potential for new precious metal discoveries.

Private Placement – In June 2009, the Company completed a private placement of 3,000,000 units comprised of one common share and one share purchase warrant at a price of $0.20 per unit for gross proceeds of $600,000.  The warrant entitles the holder to purchase an additional common share at a price of $0.30 per share if exercised at any time during the five-year term of the warrant which expires June 29, 2014.  The units (3,000,000 shares and 3,000,000 warrants) that were issued are subject to a four-month hold period until October 30, 2009.  The proceeds of the private placement are for expenditures on the Company’s mineral properties and for general working capital.

Option Payments Not Made on Minera Porvenir Option, Parra Option, and Rojas Option, INCA Project, Chile – The Company has not made option payments on the Minera Porvenir Option, the Parra Option, and the Rojas Option which are three of the four options agreements that cover portions of the INCA project:

Minera Porvenir Option - The Company has not made an option payment of US$961,500 due on March 31, 2009 pursuant to the “Minera Porvenir Option” (see Note 3), under which the Company can acquire 100% interest in concessions covering a 2,138-hectare portion of the INCA project.

Parra Option - The Company has not made an option payment of US$80,000 due on April 9, 2009 pursuant to the “Parra Option” (see Note 3), under which the Company can acquire 100% interest in concessions covering a 21-hectare portion of the INCA project.

Rojas Option - The Company has not made an option payment of US$150,000 due on April 30, 2009 pursuant to the “Rojas Option” (see Note 3), under which the Company can acquire 100% interest in concessions covering a 20-hectare portion of the INCA project.

Pursuant to each of these option agreements, if an option payment is not made on the due date, the option agreement includes a provision whereby the owner may advise the Company in writing of the non-payment of the option payment, and if the option payment is not paid within a term of 30 days counted from the date of the written notice, the option is subject to termination.  At the date of this report, the Company had not received written notice of default with respect to non-payment of the option payments that were due under the Minera Porvenir Option, the Parra Option, and the Rojas Option. The Company has not yet negotiated a revision to the option payment terms, or arranged for additional financing to cover the option payments, and/or arranged a joint venture or sale of all, or a portion of the INCA property.  If we are not able to do so and are not able to locate a suitable purchaser or joint venture partner for INCA, we may be required to relinquish a portion of the INCA property.

However, the Company has continued to make option payments on the Araya Option which also covers a portion of the INCA project.  Under the “Araya Option” (see Note 3) the Company can acquire 100% interest in concessions covering a 45-hectare portion of the Inca project.  Effective March 31, 2009, the Optionor agreed to revise the payment terms with respect to the option payment of US$95,477 due March 31, 2009 as follows:

1) US$30,000 on March 31, 2009 (which has been paid);

2) US$30,000 on June 30, 2009 (which has been paid); and

3) US$35,477 on September 30, 2009.

Annual Meeting – The Company’s Annual General Meeting was held in Abbotsford, BC on May 26, 2009.  Patricio Kyllmann of La Paz, Bolivia, who has been a director of the Company since 1995, decided not to stand for re-election as a director this year. The shareholders passed an ordinary resolution at the meeting to determine the number of directors of the Company at five (5). The following five directors of the Company were again elected for the ensuing year.  Directors and Officers of the Company are: Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director.  Brenda L. McLean was again appointed as Corporate Secretary.  Audit Committee member are: Larry McLean, Peter Dahl and Allen Leschert.  Compensation Committee members are: Peter Dahl, Allen Leschert and Larry McLean.  The Company wishes to express appreciation and thanks to Patrico Kyllmann for his many years of dedication and service as a director and officer of the Company and looks forward to Mr. Kyllmann’s continued input as an advisor.

Annual Approval of Stock Option Plan –The TSX Venture Exchange (the “Exchange”), under its Stock Option Policy requires listed companies to adopt a stock option plan which must be approved annually by the Company’s shareholders and by the Exchange.  At the Annual General Meeting held on May 26, 2009 the shareholders passed an ordinary resolution giving annual approval to the Company’s “rolling” Stock Option Plan and, subsequently the Exchange also accepted the yearly filing of the Stock Option Plan.  Under the Company’s “rolling” Stock Option Plan, the Company may reserve up to 10% of its issued and outstanding shares for issuance (less any shares already issued under existing stock options).

Form 20F Annual Report Filed With the U.S. SEC – During the second quarter we completed and filed our Form 20F Annual Report, a detailed disclosure document the Company files annually with the United States Securities and Exchange Commission (“SEC”) to register its securities in the US (Form 20-F Registration #0-13391).

Employees, Salaries, Related Party Transactions – During the second quarter of 2009, we had 20 employees, the majority of which were involved in activities related to our mineral properties in Chile.  By comparison, we had 25 employees during the second quarter of 2008.  Salaries, for employees who are also directors or officers of the Company, totaled $109,201 during the second quarter ended June 30, 2009, a $33,301 portion of which was capitalized to mineral interests (compared to the second quarter of 2008 when their salaries totaled $104,110, a $28,210 portion of which was capitalized).   Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $10,635 for legal services during the second quarter ended June 30, 2009 (second quarter 2008 - $9,123).

Stock Options – No stock options were granted or exercised during the second quarter ended June 30, 2009.

Warrants – During the second quarter 2009, warrants were issued for the purchase of 3,000,000 shares at $0.30 per share pursuant to the private placement completed during the second quarter.  No warrants were exercised during the second quarter.

SECURITIES ISSUED DURING THE SECOND QUARTER ENDED JUNE 30, 2009

Outstanding shares at March 31, 2009 – 89,091,665
Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
June 29/09	Common Shares Warrants	Private Placement	3,000,000 Shares 3,000,000 Warrants	$0.20	$600,000	Cash	N/A
Outstanding shares at June 30, 2009 – 92,091,665

Outstanding shares at the date of this report – August 7 , 2009 – 92,091,665

Investor Relations – Investor relations activities during the second quarter were handled by management and included telephone contacts and “Glance” desk-top-sharing presentations with shareholders, brokers and investors.

Directors and Officers of the Company: Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

Stock Options - At June 30, 2009 options were outstanding to acquire 6,365,000 shares as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	125,000 350,000 300,000 270,000	$1.10 $0.40 $0.85 $0.84	Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Peter Dahl	Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	100,000 350,000 150,000 150,000	$1.10 $0.40 $0.85 $0.84	Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Robert Kell	Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	125,000 350,000 300,000 275,000	$1.10 $0.40 $0.85 $0.84	Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Larry McLean	Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	125,000 350,000 300,000 250,000	$1.10 $0.40 $0.85 $0.84	Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Allen Leschert	Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	100,000 350,000 150,000 150,000	$1.10 $0.40 $0.85 $0.84	Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Patricio Kyllmann	Aug 6, 2004 May 2, 2006 Feb 23, 2007	100,000 150,000 125,000	$1.10 $0.85 $0.84	Aug. 6, 2009 May 2, 2016 Feb 23, 2017
Brenda McLean	Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	40,000 175,000 150,000 75,000	$1.10 $0.40 $0.85 $0.84	Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Philip Southam	Aug 6, 2004 April 20, 2005 May 2, 2006	50,000 30,000 70,000	$1.10 $0.40 $0.85	Aug. 6, 2009 April 20, 2015 May 2, 2016
Stephen Scammell	Aug 6, 2004	25,000	$1.10	Aug. 6, 2009
Francisco Vergara	Aug 6, 2004 May 2, 2006	50,000 50,000	$1.10 $0.85	Aug. 6, 2009 May 2, 2016
Dale Dobson	Aug 6, 2004	25,000	$1.10	Aug 6, 2009
Manuel Avalos	Aug 6, 2004 May 2, 2006	50,000 100,000	$1.10 $0.85	Aug. 6, 2009 May 2, 2016
Jorge Humphreys	Aug 6, 2004 May 2, 2006	15,000 20,000	$1.10 $0.85	Aug. 6, 2009 May 2, 2016
Jean Nicholl	Aug 6, 2004 May 2, 2006	15,000 20,000	$1.10 $0.85	Aug. 6, 2009 May 2, 2016
Jorge Espinoza	May 2, 2006	30,000	$0.85	May 2, 2016
Gerald Rayner	Sep 24, 2007	50,000	$0.80	Sep 24, 2012
Adrian Douglas	Dec 20, 2007 Jan 15, 2009	60,000 60,000	$0.70 $0.20	Dec 20, 2012 Jan 15, 2014
Steve Buckley	May 1, 2008	150,000	$0.65	May 1, 2013
Carlos Saxton	August 5, 2008	60,000	$0.50	August 5, 2009

Plans and Projections – SAMEX exploration activities for 2009 will be focused on its high quality gold and silver projects in Chile including Los Zorros which hosts high-grade gold, bulk-tonnage gold and gold-silver targets.  The Company’s Los Zorros property covers more than 80 square kilometers.   The Company will endeavor to secure the necessary financial resources to facilitate these exploration activities.  See “Liquidity and Capital Resources” and “Anticipated Capital Requirements”.  See note “Forward Looking Statements” at the end of this report.

MINERAL PROPERTY SUMMARIES

LOS ZORROS PROPERTY, Chile

Location and means of access - The Los Zorros Property in the Atacama region of northern Chile is located approximately 60 kilometers south of the city of Copiapo, Chile.  The property is accessed by vehicle by driving approximately 60 kilometers south of the city of Copiapo on the paved, two-lane Pan American Highway (Highway 5) then traveling 5.5 kilometers east on a government maintained dirt road to the western boundary of the property and a further 4 kilometers to the Company’s exploration camp.

The exploration objective at Los Zorros is discovery of high-grade gold deposits and bulk-tonnage gold, copper-gold, and/or gold-silver-copper deposits.  Geologic interpretation of the Los Zorros district suggests that multiple mineralizing events are possibly related to a porphyry intrusion underlying parts of the area.  The bulk tonnage-style targets are geologically diverse and include: porphyry-hosted copper-gold, gold-silver-copper mantos and altered sill-hosted vein/veinlet/disseminated mineralization, gold-silver-copper-mineralized breccia bodies, and epithermal mantos-hosted gold.

Target identification/delineation at Los Zorros has been facilitated by the completion of an airborne orthographic photo survey over the entire property, ground topographic surveys, continuing detailed geological mapping, rock chip sampling/assaying, surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  Whole-rock geochemical analyses and thin section examination of the various rock types was also undertaken to help interpret the mineralization.   During 2004, we completed 8,617 meters of diamond core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays.   Norex Drilling Limitada, a Chilean subsidiary of a Canadian company, Norex Drilling International, conducted the drilling using two drill rigs. The exploration work during 2004 was focused in Exploration Areas I, II, and III which are only a portion of the seven target/project areas that we have identified to-date.

Our exploration at Los Zorros has identified seven “Exploration Areas” to-date within the Company’s land holdings which cover more than 78 square kilometers.  Exploration Areas II through VII encompass numerous old, small gold, silver, copper and barite mines and prospects in low hills (elevations ranging from 700-900 meters) situated along a six-kilometer trend adjacent to a central pampa (plain) where a quartz porphyry intrusion hosts copper-gold mineralization (Exploration Area I).  Due to the number of targets within the Los Zorros property, the extensive size, and character of the alteration and mineralization of each individual area, each “Exploration Area” is being explored as an individual project.  Below are summaries/histories of each of the Exploration Areas identified thus far:

EXPLORATION AREA I (Lora, Lora S.E.) – Exploration Area I is situated in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Bulldozer trenching has exposed a large copper-gold-molybdenum anomaly within variably leached rocks over an area measuring approximately 1,000-meters long and 800-meters wide (open-ended to the east) with anomalous copper (>250 ppm), gold (>100 ppb) and elevated molybdenum (>10 ppm) in trench (see table below) and outcrop samples.

Trench	Length In Meters	Average Copper %	Average Gold ppm*	Average Molybdenum ppm
P-1	106.0	0.105	0.039	20
P-2	219.0	0.252	0.103	13
P-3	213.4	0.186	0.212	33
P-5	67.0	0.266	0.189	20
P-6	110.8	0.145	0.256	12
P-9b	104.3	0.066	0.069	18
P-9c	89.0	0.077	0.018	51
P-16	129.4	0.277	0.149	12
P-18	207.3	0.102	0.081	<2
C-1	199.0	0.069	0.100	<6
LR1-17	51.0	0.051	0.580	17
Weighted average of trench samples in target area		0.151	0.143	17

     * Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne (g/mt)

The geologic setting of this target has been disclosed by trenching to be porphyritic diorite and quartz diorite which has been strongly hypogene altered (clay-silica and sericite-pyrite) and cut by later igneous dikes.  Strong supergene effects have produced secondary clays plus iron-oxide and oxide-copper minerals.  The oxide-copper mineralization occurs in all rock types mostly as copper wad and chysocolla along abundant fractures, structurally controlled wide zones of multiple orientation, and as strong disseminations in altered diorite.  The original copper mineralization appears likely to have been comprised of gold-bearing, copper sulfide (chalcopyrite) associated with the hypogene alteration within the porphyritic dioritic rocks.

During our phase-one drilling program in 2004, six core drill holes tested only a portion of the porphyry intrusions, encountering long intervals of low-grade copper/gold mineralization (see table below) in each hole.  Drilling was principally along a 500-meter long fence of four inclined holes (P1, P2, P3, P4) which were spaced on an east-west line, systematically testing across the central part of the large copper/gold anomaly defined earlier by trenching.  Two additional inclined holes (P5 and P6) were drilled 200-meters southwest, and 400-meters south of the fence, respectively.

Hole #	From	To	Interval (m)	Cu %	Au ppm
P1	5.45	228	222.55	0.163	0.061
including	16.7	37	20.3	0.499	0.051
	14	86	69.3	0.236	0.045
AND incl.	206.5	227	20.5	0.404	0.276
P2	7.5	245.8	238.3	0.144	0.117
including	178	204	26	0.31	0.216
P3	2.1	330	327.9	0.175	0.147
including	2.1	72	69.9	0.29	0.243
P4	6.5	306	299.5	0.163	0.108
including	9.5	86.75	77.25	0.249	0.145
OR incl.	9.5	132	122.5	0.237	0.152
P5	6.3	293.2	286.9	0.035	0.03
P6	7.5	221.5	214	0.083	0.057

Evaluation of the drill data suggests that this mineralization may represent the low-grade, distal zone or outer halo to more intensely altered and better mineralized parts of the porphyry copper/gold system within Exploration Area I.  Conclusive interpretations of the geologic features and geochemical results of Exploration Area I are not yet complete.  Further work within Exploration Area I will focus on searching for other areas of higher grade oxide and secondary sulfide mineralization which are advantageously positioned at shallow depths and for protore zones of combined high copper/gold grade with significant width.  For additional details on Exploration Area I please see News Releases No. 1-04, 2-04 and 8-04 in the News Release section of the SAMEX website at www.samex.com.

EXPLORATION AREA II (Milagro, Milagro Pampa, Florida, Florida West) – Exploration Area II is comprised of an area where gold was previously mined on a small scale via open cut methods and which is marked by strong clay alteration and silicification with abundant iron-oxide minerals over an area about 500 meters long by 200 meters wide.  The gold mineralization occurs in mantos-like layers (intervals of altered tuff units) in a package of andesite flows and diorite sills which are gently dipping and positioned at shallow depths.  PIMA analyses of altered tuff samples from the mine area show mineral assemblages typical of high-level epithermal gold-mineralized systems (opaline, silica, silica-jarosite, alunite-halloysite-montmorillonite, smectite-kaolinite, serecite-pyrophyllite, illite-silica, gypsum-silica and jarosite silica).  The gold mineralization within the small local mine workings occurs with distinct clay alteration and silicification and may be much-more extensive beneath surrounding areas to the previous mining activity.

The phase-one reconnaissance drilling and trenching program during 2004 in Exploration Area II identified four important prospective targets (A through D) for gold (-silver) and copper-gold mineralization.  Information from that program about Targets A, B, C and D and tables of geochemical analytical results can be reviewed in News Release No. 1-05 in the News Release section of the SAMEX website at www.samex.com.  Further work during 2005 provided a better understanding of these targets as reported in the following News Release No. 14-05 dated December 16, 2005 - Update On Gold Targets - Exploration Area II:  A gravity geophysical survey, detailed geologic mapping, and re-logging of certain Phase I drill core has helped to better understand and outline gold targets in Exploration Area II of the Los Zorros property.  The nature and geochemistry of these targets were previously reported in News Release No. 1-05 dated January 21, 2005 (see the News Release section of the SAMEX website at www.samex.com).  Three of these targets (see Figure 1), Target A (Milagro Mine), Target C (Milagro Pampa) and Target D (La Florida), will be included for drilling as part of the proposed Phase II exploration program to follow-up numerous gold, copper-gold and silver targets on the Los Zorros property.  Target B is not currently being considered for follow up, but may be pursued at a later date depending upon further results in the area.  The three targets are summarized as follows:

Target A (Milagro Mine) (see Figure 2) is an area where Phase I drilling intersected gold-mineralized mantos and underlying thick hydrothermal breccia that may be part of an important gold zone.  The mantos zone was intersected between drilling depths of 27.0 to 31.7 meters.  The gold content ranges from 1.240 grams/metric tonne to 4.140g/mt and averages 2.579 g/mt gold with a silver average credit of 15.9 g/mt over a true width of 4.4 meters (previously reported in News Release No. 1-05).  Of importance, the gold-mineralized mantos occurs within a very wide halo of strongly anomalous gold values.  The gold mineralization (mantos) of the Milagro Mine area is fortuitously located in an uplifted (horst) block and occurs just below the floor of a gabbro body.  The gravity expression of the dense gabbro body masks the presence of the low-gravity character of the underlying altered rocks which host the gold mineralization.  The surface extent and indications of gold mineralization in the horst block defines a target size of 300 to 400 meters across by 800 meters down dip (easterly).  The mantos interval and better mineralized upper part of the underlying breccia are together approximately 50-meters thick.  If better grade gold-mineralized intervals can be found by drilling, the target dimensions are permissive for 25 million to 35 million metric tons within the uplifted (horst) block.  The spatial extent of the gold-mantos and underlying breccia zone in down-dropped blocks to the north and south flanking the horst block of the target area are unknown at this stage, and may be the focus of later explorations efforts. Two or three core holes are planned to drill the projected down-dip continuation of the gold mineralized mantos interval and underlying breccia to the east.

Target C (Milagro Pampa) (see Figure 3) is a stockwork-veined, sericite-clay-quartz-altered/pyritized gabbro sill with strongly anomalous copper-gold-silver and mercury content which is concealed beneath pampa cover and was discovered during Phase

I drilling in hole ML-04-03 (previously reported in News Release No. 1-05).  The strong alteration, anhydrite and quartz-pyrite stockwork veining, and highly anomalous copper content intersected suggests that Milagro Pampa is near the center of the intrusive porphyry source of the mineralizing system.  The typical gravity high expression of the gabbro over the region is considerabley diminished by the alteration/mineralization effects at Milagro Pampa.  The hole did not quite reach and penetrate through the floor of an altered and mineralized gabbro body, but garnet skarn xenolith blocks comprising the last twenty meters suggest that the hole was stopped near the floor contact with underlying rock.  The strong alteration, pyritization and variable anomalous copper over the entire length of the hole may comprise the outer halo to substantial gold-copper mineralization hosted in altered porphyry and layered skarnoid sedimentary and volcaniclastic rocks that likely underlie the gabbro body.

In light of the gold mineralization being concentrated just below the floor of the gabbro unit at the Milagro Mine (Target A), exploration results make a strong case to test for copper-gold mineralization underlying the gabbro in the Milagro Pampa area.  The fault-bounded prospective area of Milagro Pampa measures 1000 meters by 500 meters with the top of the target becoming progressively deeper in a down-dip direction to the east (ranging approximately 400 to 500 meters vertical depth).  One to two core drill holes are proposed to test this target during Phase II.

Target D (La Florida) (see Figure 4) is an area where Phase I trenching and sampling exposed silicified and clay-altered quartz-eye porphyritic intrusion with significantly anomalous gold content including a 138-meter interval averaging 0.405 g/mt (previously reported in News Release No. 1-05).  The gold mineralized/altered intrusion intrudes up through a little-altered, thick diorite sill and coincides with a well-defined gravity low.  The surface outcropping, oval-shaped area of gold mineralized quartz-eye porphyritic dacite intrusion encompasses approximately 200 meters wide by 400 meters long.   Similar altered/mineralized porphyritic intrusion outcrops/daylights elsewhere in the vicinity, indicating the target extends over a much greater distance beneath the surrounding area.  One to two core drill holes are proposed to test this target during Phase II.  To view Figures 1, 2, 3 & 4 referred to in the above news release, go to www.samex.com and select News Release No. 14-05: Figure 1 – Exploration Area II, Figure 2 – Target A - Milagro Mine Section, Figure 3 – Target C – Milagro Pampa Section, Figure 4 – Target D – La Florida Section

EXPLORATION AREA III (Nora) - Exploration Area III is a large area hosting a complex swarm of numerous copper-gold-mineralized barite veins and a series of broad zones of anomalous gold we exposed by trenching (see grades and widths of veins and anomalous gold zones in News Release No. 3-04 dated June 11, 2004 and No. 2-05 dated April 5, 2005 in the News Release section of the SAMEX website at www.samex.com). The upper oxide parts of some principal veins of the swarm have been mined historically on a small scale for gold, copper and barite.

Exploration work carried out during 2004 in Exploration Area III included: geologic mapping and surface outcrop rock-chip sampling mostly across principal vein structures (193 samples), approximately 2000 meters of trenching (14 trenches/520 channel samples), and 3,799.5 meters of core drilling in 10 holes.  The phase-one reconnaissance drilling and trenching program identified five targets (A through E) prospective for gold ore-bodies.  Information from that program about Targets A, B, C, D and E can be reviewed in News Release No. 2-05 in the News Release section of the SAMEX website at www.samex.com.   Further work during 2005 provided a better understanding of the targets in Exploration Area III as reported in the following News Releases No. 8-05 and No. 9-05 dated September 9 & 14, 2005 - Update On Exploration Area III (NORA High-Grade Gold Target) - A Phase II exploration drilling program is in the process of being planned for the Los Zorros property in Chile.  In preparation, SAMEX has re-logged so far, core from six Phase I drill holes, carried out further geologic mapping, and conducted a gravity geophysical survey over a large area encompassing the principal targets on the property.  The new information is being compiled, critically evaluated, and merged with the results from the Phase I exploration drilling program and as a result the geologic setting of several of the numerous targets on the property are now much better understood.  The first technical update, presented here, is focused on the high-grade gold mineralization encountered by drilling within Exploration Area III at what is now called the NORA target.  The NORA High-Grade Gold Target now encompasses Target zones A, B, C, D, & E that were previously described in News Release No. 2-05 dated April 5, 2005.  Based on information gleaned from re-logging of Phase I drill core and further geologic mapping it was determined that these five target zones were inter-related and best explored and described as a single comprehensive target, namely, the NORA target which is described below:

NORA High-Grade Gold Target, Exploration Area III - During the Phase I drilling program, an impressive, mantos-style (layered), high-grade gold intersection (15.96 g/mt gold over 7.66 meters or 0.51 oz/mt over 25.12 ft.) was made in drill hole DDH-04-05 [previously announced in News Release No. 2-05 dated April 5, 2005].  If the gold-rich mantos layer should prove to be extensive beneath much of the NORA prospective area that measures 1,200 meters by 1,000 meters (See Figures A, C & D) and maintains the average thickness intersected, a large target could be present.  The potential target is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the NORA target area, has yet to be proven by drilling and other exploration activities.  Phase I drilling in Exploration Area III (DDH-N-04-01 to 06 and 08 to 10) indicated that grades of up to 16 g/t (grams/tonne) gold over significant thicknesses are present in the target area.  This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

The intersected gold mineralization occurs in a complicated package of volcaniclastic detrital rocks, volcanic breccia, and minor siliclastic sedimentary rocks.  The highest grades of gold occur within a distinctly layered clastic sequence and specifically within two, closely spaced, unique black-matrix breccia sub-intervals which have been silicified and contain abundant disseminated pyrite and minor chalcopyrite.  Follow-up drilling (DDH-N-04-08, -09, and -10) though did not encounter this distinctly layered interval and gold-mineralized black breccia, and the reasons for this were evaluated via re-logging the core of all these holes.  New interpretations from the re-logging are shown in the cross-section Figure B.   The gold-mineralized mantos

interval in DDH-N-04-05 was intersected intact and without fault complications.  The gold-mineralized interval has a moderate (+/-30o) eastward dip similar to the general dip of layering of the volcaniclastic section.  A 250-meter wide alteration halo surrounds the gold mineralized interval and consists of a narrow outer chloritic zone and thick interior zone of silica-clay-pyrite with scattered veinlets of quartz-pyrite+/-chalcopyrite.  Coincident with the alteration halo are numerous anomalous to highly anomalous values of copper, mercury, and silver and many elevated (>25 ppb to <100 ppb range) to anomalous (>100 ppb range) gold values.  This alteration and geochemical expression suggests strong and widespread mineralizing processes were associated with the deposition of the gold-rich interval.

In follow-up drill holes, parts of this alteration and geochemical expression were also intersected toward the bottom of DDH-N-04-08 and the top part of DDH-N-04-09, but neither of these holes encountered the distinct high-grade, gold-bearing interval.  Fault zones were also observed in the holes and, based on the difficulty of projecting thicker stratigraphic units between the drill holes, the faults bounding the intersected high-grade gold-mineralized mantos interval have minor to moderate amounts of dip-slip normal displacement.  A fault of significant dip-slip displacement must be present between DDH-N-04-5, -8, -9 (fanned from the same pad) and DDH-N-04-10 located 70 meters to the west (see Figures B & E).  From this review it appears that DDH-N-04-08 was not drilled deep enough to make an intersection and DDH-N-04-09 penetrated through a fault gap, which may explain why these holes missed the gold-mineralized zone.

The results of DDH-N-04-10 suggest that the gold-mineralized zone is significantly down-dropped by faulting to the west to greater depths beneath the NORA area (See Figure E).  Hence, DDH-N-04-05 made an intersection in the up-thrown block, east of the fault, and DDH-N-04-10 was positioned in the down-thrown block and was not drilled deep enough to encounter the alteration halo and enclosed gold-mineralized interval.  DDH-N-04-10 though, did encounter intervals of gold, silver, and copper in highly interesting anomalous values over the final 60 meters of the hole.  A “north-south”-trending, west-dipping fault of substantial normal displacement was found to the south and traced northward until its offset position was lost beneath covered pampa.  This fault is now believed to extend along the east side of the target area and is the fault positioned between DDH-N-04-10 and the fan set of holes DDH-N-04-05, -08, and -09.

Importantly, the high-grade, gold-mineralized interval is possibly widespread beneath the NORA target area.  The substantial width of the haloes of both the associated hydrothermal alteration and anomalous values of copper, mercury, and silver, plus elevated to anomalous gold surrounding the gold-mineralized interval in DDH-N-04-05, indicate a strong mineralizing system that could have produced an extensive gold ore body of moderate- to high-grade nature. This may be supported by the presence at the surface, of numerous copper-gold-mineralized barite veins and a series of north-trending broad zones of anomalous gold exposed by trenching (we encourage the reader to review the grades and widths of the veins and anomalous gold zones (Targets A-D) previously announced in News Release No. 2-05 dated April 5, 2005), which could represent leakage up from the deeper seated, high-grade, gold-mineralized mantos (see Figures A & E).  The area of veins and anomalous gold zones measures 1,200 meters by 1,000 meters and if the gold-rich mantos layer extends beneath much of this prospective area, a large target could be present. This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

To pursue this target, recommendations are that drilling first should be carried out north and south of DDH-N-04-05 in the up-thrown block where depths to reach the high-grade gold-mineralized zone should range between 200 to 250 meters.  Then, drilling would be moved westward to test for the high-grade, gold-mineralized zone at greater depths (300 to >600 meters) within the large area encompassing the barite veins and broad anomalous gold zones in the down-thrown block.  Within the large area of the down-dropped block, where a moderate (250 to 350) eastward dip of layered rocks prevails, the targeted gold-mineralized zone should come closer to the surface in a westward direction and much exploration drilling could be accomplished at depths of between 350 to 450 meters.

The high-grade gold mineralization at NORA represents a very exciting exploration target, with substantial upside potential, that was discovered through the patient and diligent efforts of the SAMEX team.  Should the geologic model hold together through Phase II drilling a major discovery could result and be a tremendous success for the Company.  This is only one of several quality targets that are coming together at Los Zorros and management is pleased with the progress and potential resulting from these efforts.  Further target information will be announced when all applicable data is complete.  To view Figures A, B, C, D, and E referred to in the above news release, go to the SAMEX website at www.samex.com and select News Release No. 8-05: Figure A – Generalized Target Map, Figure B – Geologic Cross-Section, DDH N5, N8, N9 & N10, Figure C – Surface Sampling - Gold Results, Figure D – Surface Sampling – Copper Results, Figure E – Diagrammatic Cross-Section DDH N5, N8, N9 & N10.

News Release No. 11-05 dated October 19, 2005 provides a further Update On Exploration Area III - SAMEX commenced trenching and sampling in early October 2005 within Exploration Area III at Los Zorros, focusing first on the area overlying the NORA high-grade gold target which was previously described in news releases No. 8-05 & 9-05 dated September 9 & 14, 2005 (see News Release section of the SAMEX website at www.samex.com).  The purpose of this exploration work was to expose and sample parts of “zone A” along the western side and “zones C, D & E” in the northeastern part of Exploration Area III.   These prospective zones have been historically prospected with numerous small mine workings and consist of multiple narrow veins and mantos intervals containing interesting gold and copper mineralization that may represent leakage up off a well-mineralized system at depth. The eastern-most anomalous gold zone, and the other zones, may prove to comprise an important guide to deeper seated high-grade gold mineralization.  Hence, the trench results will be important in planning Phase II exploration core drilling in the Nora target area.  (This trenching program in Exploration Area III (NORA) totaled 1,865 meters in 10 trenches with 559 samples taken.)

EXPLORATION AREAS IV, V, VI and VII - As indicated above, the drilling and trenching program from July to December 2004 was focused in Exploration Areas I, II and III, which are only a portion of the seven Exploration Areas that have been identified to-date on the Los Zorros property.  Following are brief summaries of Exploration Areas IV, V, VI and VII that have yet to be explored by drilling.

EXPLORATION AREA IV (Cinchado) - Exploration Area IV includes a gold-bearing, iron-oxide cemented breccia body cross-cutting the contact between limestone and underlying volcanic/volcaniclastic rocks with diorite sill.  A small open-pit gold mine within the breccia body (formerly identified as the San Pedro prospect) was worked in the early 1990’s.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  The breccia is comprised of clasts that are up to several meters in diameter.  The controls of the breccia are in part structural and perhaps locally stratigraphic.  Breccia and related alteration features of silicification and barite deposition have been traced for 1,200 meters with thicknesses from several meters (distal) to over 40-meters at deepest depths observed.  Overlying alteration features, in places, are locally well-over 150 meters across.

Gold mineralization in the open-pit occurs in breccia which has been strongly affected by supergene leaching.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples.  The geochemical character of the breccia suggests that primary mineralization (breccia intra-clast cement) may have been comprised of gold-bearing, iron-copper+/-zinc sulfides with an epithermal character (overprint) of additional gold with associated anomalous arsenic and antimony.  The common presence of elevated to anomalous molybdenum values (up to 180 ppm) suggests that the source of the breccia-hosted mineralization may be a porphyry-copper intrusion.  Our drilling will be designed to test for possible extensions of the mineralized breccia body where mining has been historically focused, and, to determine whether the exposed parts of the breccia are actually the margin of a concealed, large central breccia pipe that could comprise a sizeable ore-body.

News Release No. 11-05 dated October 19, 2005 provides a further Update On Exploration Area IV - Detailed geologic mapping was  conducted in Exploration Area IV including on the 95 hectares of additional concessions acquired under an option to purchase agreement signed in June 2005 (see news release No. 6-05 in the News Release section of the SAMEX website at www.samex.com).  The mapping in Exploration Area IV was followed by bulldozer trenching totaling 3,009 meters in 14 trenches with 1,020 samples taken in the trenches for assaying and an additional 82 samples taken from old pits and vein workings.   Results have been incorporated into the existing project database and will assist in the selection of drill locations for Phase II drilling.

EXPLORATION AREA V (Salvadora) - Exploration Area V is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historic barite mining activity to shallow depths (+/- 15 meters) focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  SAMEX has mapped and sampled the vein sets and is planning drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

EXPLORATION AREA VI (Colorina) – Initial geologic mapping defined an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in Target VI is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  The area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  The alteration is characterized by hematite-clay-silica with later fracture-controlled superimposed clay-silica.  This style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

Initial reconnaissance chip sampling (44 samples) of scattered outcrops of clay-red hematite altered and silicified porphyry and diorite in the area showed common elevated (0.022 to 0.082 ppm) levels of gold with anomalous silver (1 to 6.1 ppm).  Eight samples contained weakly to moderately anomalous gold values (0.173 to 1.22 ppm) with anomalous silver (1.9 to 8.4 ppm), and mercury (110 to 1180 ppb).  Higher gold values (two samples, 4.73 ppm and 5.19 ppm) are restricted to a meter-wide, oxide copper-mineralized (to 3.04% copper) northeast-trending structure.  High sodium values (most >3%) and strongly depleted calcium (most <0.5%) and magnesium (most <0.2%) in the samples suggest the colorful alteration includes a peculiar sodic metasomatism which is noted to importantly occur associated with the copper-gold deposits at Punta del Cobre and Candelaria located in this same geologic belt.   Also in this area, barite-bearing mantos-hosted and breccia-hosted silver and oxide-copper mineralization to several meters thick occurs, replacing a limestone unit just above the zone of altered porphyritic rock.  Samples across the mantos and breccia are polymetallic in character containing anomalous copper (0.32% to 1.06%), silver (11.1 to 49.3 ppm), and zinc (1365 ppm to 9230 ppm).  Detectible elevated gold values (0.011 to 0.055 ppm) are also present with markedly anomalous amounts of arsenic (2490 ppm to 2560 ppm), mercury (260 to 950 ppb), and antimony (112 to 304 ppm).

An intensive program of detailed sampling and trenching has not yet been started.  However, spot, outcrop chip sampling was extended northward, and a channel cut was taken along a 300-meter-long reconnaissance trench, located 400 meters north of the core area.  This east-west oriented bulldozer trench exposed numerous altered zones with widths from a meter to over 50 meters which are separated by intervals of weakly altered to unaltered diorite.  Continuous sampling along the trench wall was carried out at 5-meter-long intervals across all rock types.  The geochemical analytical results from this trench and other samples within the target area continue to show the common presence of elevated to anomalous gold and silver, high amounts of sodium, and many samples also contain low-level anomalous copper and mercury (see tables of geochemical results for 59 samples and 21 samples in News Release No. 4-04 in the News Release section of the SAMEX website at www.samex.com).

EXPLORATION AREA VII (Virgen del Carmen) – An additional area of exploration interest on the Los Zorros property is located 2.0 kilometers further north of Exploration Area VI along the same range front and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in Exploration Area VI.  Future work will be focused on further evaluating the outlying pampa to the west of the mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization similar in size and characteristics to Exploration Area VI.

In summary, the Los Zorros property contains numerous large-sized copper-gold and gold-silver-copper targets on a single property holding and thus represents a very important, strategic opportunity for SAMEX.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/mt gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/mt gold, 3.1 g/mt silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, and the fact that our exploration is still in progress, the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.

Sampling, analytical procedures, controls - Geochemical analyses on samples were performed by ALS Chemex, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis.  To provide quality control, pre-packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Chemex and transported directly to the ALS Chemex laboratory at Antofagasta or at La Serena, Chile.

Recent Update - News Release No. 5-09 dated March 25, 2009 provides the most recent update on the Los Zorros property: SAMEX has resumed exploration work at its Los Zorros gold project in Chile.  The work will build upon and advance the numerous quality targets identified during the Phase I program, with particular focus on the Company’s high-grade gold discovery within the Nora target area (previously reported in News Releases No. 2-05, No. 8-05, No. 9-05).  SAMEX will also advance the Cinchado target area that includes the old San Pedro gold mine (see Target IV in News Release No. 1-04).

The Los Zorros project encompasses a large (80 square kilometers), highly prospective district of historic gold workings/mines.  As reported in previous news releases, Phase I exploration yielded significant results including:

•

Nora -DDH-N-04-05, 15.96 g/mt gold over 7.66 meters (0.51 oz/mt gold over 25.12 ft.) - trenches TN-9 0.757 g/mt gold over 131 meters, TN-3 0.558 g/mt gold over 117 meters

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Milagro -DDH-ML-04-01, 2.579 g/mt gold over 4.4 meters.

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West Florida -trench TMW-10, 0.405 g/mt gold over 138 meters.

•

Cinchado -values ranging from 0.05 to 9.5 g/mt gold in 151 rock-chip samples of breccia in the open-cut of the old San Pedro mine.

These encouraging results provide important guides for the current exploration that is focused on designing future exploration drilling programs.  Although gold is the primary focus of SAMEX’s exploration at Los Zorros, important values of silver and copper are also present in certain target areas.  More detailed information concerning the specific target areas will be reported in upcoming news releases.

During Phase I exploration work, SAMEX utilized a numbering system (ie. Exploration Area I, II, III, IV, etc) to designate the numerous target areas, in part because broader strategic land acquisition activities were ongoing.  With the Company’s land position now satisfactorily expanded, the Company will be using the historic names of the various mines and landmarks for reference in exploration updates as follows:

•

Exploration Area I = Lora and Lora S.E.

•

Exploration Area II = Milagro, Milagro Pampa, Florida and West Florida.

•

Exploration Area III = Nora

•

Exploration Area IV = Cinchado

•

Exploration Area V = Salvadora

•

Exploration Area VI = Colorina

•

Exploration Area VII = Virgen del Carmen

A graphics plate including maps and photos can be viewed at the SAMEX web site to provide an overview of the large Los Zorros gold project (see: www.samex.com/Coreshack/Chile/L-Z/LZ-OV-w.pdf ).

The Company’s Chilean subsidiary, Minera Samex Chile, S.A, has mineral rights to 64 exploitation mining concessions that cover an area of approximately 8,230 hectares that comprise the Los Zorros property in Chile.  The Company acquired the concessions by a combination of staking and acquisition through government auctions (approximately 6,497 hectares), a purchase agreement (1,429 hectares), and by the exercise of two purchase option contracts (209 hectares and 95 hectares).  The Company holds 100% interest in the concessions subject to the terms described below in the Purchase and Sale Agreement with Compania Contractual Minera Ojos del Salado, the Purchase Option Contract with Comercial Sali Hochschild S.A., the Purchase Option Contract with Compania Minera San Estaban Primera S.A., and subject to the Finder’s Fee, Bonus and Royalty described below:

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado - We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,429 hectares of mineral concessions covering old goldmines and gold showings in the Los Zorros district for US$50,000 cash (which has been paid).  Because of the vendor’s interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Puchase of Mineral Concessions Completed -  Re: Unilateral Purchase Option Contract dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. – In October 2006 we completed  the acquisition of mineral concessions covering a 209-hectare-portion of the Los Zorros property (mainly covers the Exploration II Area of the Los Zorros property).  Under the Option, SAMEX acquired the concessions by making option payments totaling US$230,000 as follows: US$30,000 upon signing of the Option Agreement (paid); US$50,000 by October 31, 2004 (paid); US$50,000 by October 31, 2005; (paid); US$100,000 by October 31, 2006 (paid).

Pursuant to the exercise of the option and the related Purchase Contract dated October 27, 2006, SAMEX now holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  SAMEX has an option to buyout the Royalty at any time for US$1,800,000.  Pursuant to the option/purchase agreement, if the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29, 2008 (paid), by March 1, 2009 (which has been paid), and by March 1, 2010, 2011, and 2012) to a maximum of US$500,000, or until the commencement of commercial exploitation.   The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to make the advance royalty payments if it elects to return the concessions to the previous owner.

Puchase of Mineral Concessions Completed – Re; Unilateral Purchase Option Contract dated June 29, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A. –  In December 2006 we completed the acquisition of mineral concessions covering a 95-hectare-portion of the Los Zorros property by making option payments totaling US$200,000 over 18 months as follows: US$75,000 upon signing the Option Agreement (paid); US$25,000 by December 20, 2005 (paid); US$50,000 by March 20, 2006 (paid); and US$50,000 by December 20, 2006 (paid).

SAMEX now holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, and other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

Finder’s Fee, Bonus and Royalty - Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the concessions in the Los Zorros district are subject to the following finder’s fee, bonus and royalty:

a)

A finder’s fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions (which has been paid);

b)

A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

c)

Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2008 the M.T.U. was 34,668 x 1/10th = 3,466.8 Chilean Pesos per hectare which, at the average exchange rate for March 2008, equated to approximately US$7.83 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2008 the M.T.U. was 34,668 x 1/50th = 693.36 Chilean Pesos per hectare which, at the average exchange rate for March 2008, equated to approximately US$1.57 per hectare for exploration concessions).

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

INCA PROJECT, Chile

Location and means of access - The INCA property in the Atacama region of Chile is located approximately 90 kilometers north of the city of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the El Salvador Mine.  The property is accessed by vehicle by driving north from Copiapo on paved, two-lane highway (Highway C-17) to the village of Inca de Oro.  The INCA property western boundary is located 2.3 kilometers east of the village along a government maintained gravel road leading to the San Pedro de Cachiyuyo district and the Company’s exploration camp is situated a further 4 kilometers along this road.

The INCA project is favorably situated from both a geological and a logistical perspective, being close to important transportation routes, power lines and general mining infrastructure.  Of interest, Chilean national mining company, CODELCO, the owner of concessions adjacent to SAMEX’s western project boundary, commenced a bidding process in the latter part of 2008 to seek a joint-venture partner for development of their 345 million ton porphyry copper/gold/silver/moly deposit situated approximately 500 meters west of the INCA property boundary.  The INCA property is also situated eight kilometers northeast of “Inca de Oro”, historically the most prolific gold producing district in Chile and 62 kilometers southwest of CODELCO’s El Salvador porphyry copper mine.

Historically, the INCA project area has been the center of small mining activity primarily for production of oxide-copper and some secondary enriched copper sulfide ores. The INCA property hosts approximately twelve currently known, variably sized breccia pipes with outcropping, or historically mined copper, molybdenum and gold mineralization.  The objective is to explore beneath and around this area for substantial deposits of copper with important gold, silver and molybdenum credits.

During 2006 we completed the construction and equipping of a camp and exploration office at the INCA project.  Extensive maps were compiled from ground surveying of topographic, geologic and mining features.  We also produced orthographic air-photos (covering approx. 45 sq. kms.) and detailed topographic maps over the mineralized target areas on the INCA property.  The ortho-photos and topographic maps are utilized in geologic mapping and planning of drill-hole locations.   We located and evaluated old reports and underground mining plans, etc. relative to the historic mining and exploration activities that have been conducted at INCA over the past 50+ years.  We were able to locate reports pertaining to geophysical IP surveys, geologic investigations, and much of the drilling including, fortuitously, some of the drill core from 1971 and 1990.  With this information, first hand accounts from old miners, and additional field studies, we were able to construct a geologic picture from the previous mining/exploration activities that strongly supported additional exploration of the targets at INCA.  During the fourth quarter of 2006, we commenced a large (30.6 line-kilometers) geophysical IP survey.  The purpose of the IP survey was to aid in planning exploration-drilling by electrically mapping out the extent of primary copper-sulfide mineralization over the +12 square kilometer area encompassing the target zones which are mostly concealed beneath propylitic and clay-altered granodiorite cap rock.   The IP geophysics program involved a total of six survey lines that were finally completed in January 2007.

Additional IP geophysical surveys were conducted in 2007 and a program of bulldozer trenching, sampling and assaying was completed.  Blasting and bulldozer work then commenced to prepare access roads and drill pads for the Phase I core drilling program that began in July.  By December 2007 the first phase of drilling had been completed.  The following excerpts from news releases provide a summary of information reported from the INCA project since that time.  The complete news releases along with technical summaries, graphic plates, maps, cross-sections, tables of geochemical results, histograms, IP anomalies and photos related to the various target areas at the INCA project can be viewed on the SAMEX website at www.samex.com.

News Release No. 10-07 dated December 11, 2007

Phase I Drilling Update - Inca Project, Chile - The Phase I exploration core-drilling program at the INCA Project in northern Chile has now completed 10,309 meters over 35 holes, with an average hole length of approximately 300 meters (see map at www.samex.com).  Generally the program was designed to test shallow targets proximal to existing historic mine workings and coincident with IP geophysical anomalies, for areas of stock-work veining, breccia bodies, and disseminated and/or porphyry style copper-gold-molybdenum mineralization.  More specifically the program was set up to test, in systematic fashion, two principal target zones including: the Delirio-Tucumana breccia complex (14 holes) and the Puntilla-San Antonio vein system with a coincident strong IP expression (8 holes).   Other target areas received more cursory drilling attention and these include: San Antonio-Providencia (7 holes), Magallanes (2 holes), Manto Cuba-San Pedro (2 holes) and Jardinera (2 holes).  Lower priority target areas Barraza, Verde Nilo, Vizcacha and the “A, B1, B2, C” zones (east of Delirio-Tucumana) did not receive any drilling in Phase I and remain to be possibly tested in future exploration programs.  (The complete news release can be viewed on the SAMEX website at www.samex.com.)

News Release No. 1-08 dated February 25, 2008

Strong Copper And Moly Intercepted At Magallanes, Inca Project Chile - SAMEX Phase I drilling encountered strong copper and molybdenum mineralization in the two holes drilled to test the Magallanes target located within the INCA project, Chile.  The surface expression of the Magallanes target is a nearly concealed, small breccia outcrop with minor copper-oxide mineralization surrounded by alluvial cover.   A moderate IP anomaly is also coincident over the target area.  Drill hole DDH-MG-01 intersected significant copper (chalcopyrite) over a drilled length of 121 meters, and drill hole DDH-MG-02 intersected significant molybdenite mineralization over a drilled length of 71 meters.

Hole #	From (meters)	To (meters	Width (meters)	Est. True Width (meters)	Cu %	Mo %	Au (g/tonne)	Ag (g/tonne)
MG-01	84.0	205.0	121.0	69.4	0.38	---	0.183	2.97
Incl.	84.0	172.0	88.0	50.4	0.48	---	0.237	3.67
Incl.	102.0	142.0	40.0	22.9	0.70	---	0.309	5.47

MG-02	265.0	336.0	71.0	30.0	0.08	0.080	---	---
Incl.	302.0	334.0	32.0	13.5	0.12	0.147	---	---
Incl.	328.0	334.0	6.0	2.5	0.33	0.329	---	---

(The complete news release can be viewed on the SAMEX website at www.samex.com.)

News Release No. 6-08 dated May 12, 2008

INCA PROJECT UPDATE, CHILE - TUCUMANA AREA

COPPER, MOLY & GOLD MINERALIZATION INTERSECTED IN TUCUMANA BRECCIA PIPE

DISCOVERY OF SECOND BRECCIA PIPE IN TUCUMANA AREA (TUCUMANA #2)

TWO ADDITIONAL LARGE BRECCIA PIPE TARGETS IDENTIFIED FOR FUTURE TESTING

SAMEX announces that drill holes TU-01, TU-02 and TU-03 made important intercepts through oxide copper and sulfide copper, molybdenum and gold mineralization (see geochem tables).  Drill hole D-L2-04 also intersected a zone of strong molybdenum mineralization that extends east from the Tucumana pipe.  This drilling was part of the Phase I exploration program at the INCA project which included testing of the Tucumana breccia pipe, situated 750 meters east of the previously reported Magallanes pipe (news release No. 1-08).

Approximately 330 meters east of the Tucumana pipe, drill hole D-L3-01 encountered a large breccia pipe that had been highly altered and strongly leached.   Although this pipe was not highly copper mineralized where drilled, the residual abundant limonitic and minor oxide-copper minerals encountered indicate that parts may have originally been well mineralized.  This leaching process may have remobilized the copper mineralization and re-deposited a secondarily enriched zone nearby.  This is typical at the Manto Cuba, San Pedro and Providencia mines (1,000 to 1,400 meters away) where higher-grade copper-sulfide (chalcocite) and copper-iron-sulfide (chalcopyrite) ore was historically exploited from beneath leached breccia.  Follow-

up drilling of the newly discovered "Tucumana 2" pipe is highly warranted to search for a similar secondary enriched zone of copper.

From alteration and mineralization patterns observed in the Phase I drilling, and from careful study of the geophysical surveys in relation to these features, two very large deeper seated IP anomalies, located approximately 700 meters east of the Tucumana pipe, have now been identified as high-priority “blind breccia” targets for future drill testing. (The complete news release can be viewed on the SAMEX website at www.samex.com.)

News release No. 8-08 dated October 9, 2008

INCA PROJECT UPDATE, CHILE – PROVIDENCIA CLUSTER TARGET AREA - SAMEX is pleased to announce further results from its Phase I exploration program at the INCA Project in Chile.  Extensive geological work and drilling of 5 core drill holes in the Providencia area has resulted in;

•

Demonstrating that the Providencia mine breccia pipe not far beneath capping monzonite rock expands out to large size with strong copper-sulfide (chalcopyrite) content which sampling to-date shows averaging 2.16% copper; little of the pipe has been mined

•

Discovery of a “concealed” breccia pipe with significant copper/molybdenum mineralization including sections of 7.4 meters of 0.48% Copper, and 1.5 meters of 0.38% Molybdenum

•

Further confirmation of the two large IP anomalies (Plate 3 Figures 2 & 4, VI & VII), with newly identified surface geologic features, which suggest the possibility of significant copper-moly mineralized breccia bodies concealed at depth that strongly warrant follow up drilling.

The Phase I exploration work at the Providencia Mine and surrounding area included an IP geophysics survey of five lines spaced at 200 to 300 meters apart, detailed geologic mapping, drilling five exploration core holes, installing a ladder and platform system to access the Providencia underground mine workings, and rock-chip channel sampling of underground workings.

Since, the early 1920’s, the Providencia mine has been sporadically operated on a small scale with inadequate capitalization and these operations have produced in total an estimated 200,000 metric tons of mostly oxide-Cu ore.  When SAMEX acquired the property, a small mining concern, which held a month-to-month lease on the mine, was sending approximately 500 metric tons/week of +2.5% copper direct shipping grade sulfide copper (chalcopyrite) ore to the ENAMI facility near Diego de Almagro for processing.  The part of the breccia ore body exploited in the past was determined to be a northeast-trending, floored branch, which proved to be an extension off a concealed, sizeable, steep breccia pipe.  So, by pursuing mining southwestward down along the direction of thickening of the branch, the miners inadvertently encountered the large, steeply plunging breccia pipe, which was concealed beneath a thick capping of monzonite rock.

The size and shape of the Providencia mine breccia pipe is not fully exposed by mining and could be over 80 meters across.  The pipe is well mineralized with chalcopyrite and abundant accessory pyrite; sampling of the mined areas indicates that the average grade is around 2.16% total copper.  The presence of strong sericite alteration, anomalous amounts of silver, lead, zinc, and antimony and position of the roof indicate that this level is at the top of the pipe and that very little of the pipe has actually been mined out.   In the district area, typically significant accessory amounts of gold and/or molybdenum may be additionally present with copper sulfide mineralization and potassic alteration at depth within the breccia pipes (ex. Magallanes, Tucumana).

The Providencia mine breccia pipe has a distinct IP signature and occurs within what appears to be a cluster of six additional concealed, possibly well-mineralized breccia pipes with similar or stronger IP responses, which were disclosed by our regional IP survey.  One set of our exploration core drill tests on one of the IP anomalies discovered a concealed, faulted part of a breccia pipe (Providencia West) with indications that it contains significant copper and molybdenum mineralization and anomalous silver, lead, and zinc content.  This breccia pipe is positioned 700 meters to the west of the Providencia mine where an outcropping sheeted vein swarm with oxide-copper mineralization and tourmalinized/silicified pods of breccia are present over a large area in the monzonite cap above the pipe.  A Phase II exploration program of concerted core drilling is highly warranted in the Providencia breccia cluster area to test for other concealed breccia pipes with the objective of discovering multiple ore bodies and the potential deeper source from which these pipes have emanated. (The complete news release can be viewed on the SAMEX website at www.samex.com.)

News release No. 8-09 dated October 30, 2008

INCA PROJECT UPDATE, CHILE – JARDINERA MINES TARGET AREA - SAMEX is pleased to announce further results from its Phase I exploration program at the INCA Project in Chile.  Extensive geological work and two drill holes in the Jardinera area has resulted in;

•

Defining well-mineralized aplite intrusional chimneys with strong values in copper, molybdenum and a gold credit.

•

Underground sampling of the Jardinera #1 mine hosting average grades of 1.87% total copper, 1297 ppm (0.13%) molybdenum, and 1.32 ppm (g/mt) gold.

•

Chip-channel sampling around the open cut of the Jardinera #2 mine chimney showing an average grade of 1.91% total copper and 1341 ppm (0.13%) molybdenum with a 0.701 ppm (g/mt) gold credit.

•

Outlining a sizeable, source porphyritic aplite intrusional target at depth based on the mineralization, alteration and fracture-veining features observed during exploration.

The Phase I exploration work at the Jardinera mines area of the Inca project included 2.2 line-kilometers of IP geophysics survey, geologic mapping, drilling two angle core holes totaling 363.70 meters, installing a ladder and platform system to access the Jardinera underground mine workings, and rock-chip sampling of surface outcrops and underground workings. (The complete news release can be viewed on the SAMEX website at www.samex.com.)

News Release No. 10-08 dated December 23, 2008

INCA PROJECT UPDATE, CHILE – DELIRIO BRECCIA TARGET AREA - SAMEX is continuing the compilation and interpretation of results from its Phase I exploration program at the INCA Project in Chile that includes multiple copper, molybdenum and gold targets.  This news release reports on results from the Deliro area where extensive geological work including geophysics surveys, trenching and ten core drill holes has resulted in:

•

Defining two large, adjoining mineralized breccia bodies, “Delirio West Lobe” and “Delirio East Lobe”, with widths of 150- to nearly 200 meters and a combined length of more than 800 meters.

•

Observing visible coarse gold in several hand samples of oxide-copper mineralized breccia from the Delirio West Lobe (the likely source for the large placer-gold workings in the valley below the Delirio West Lobe - see graphics Plate 1).

•

Outlining an exploration target of near surface oxide-copper mineralization, situated in an ideal, easy strip-out mining location (low strip ratio, see Plate 1).

•

Identifying significant geologic differences between the two lobes, which will help better define Phase II exploration work programs.

•

Continuous chip-channel samples along the new access road cut across the upper-western portion of the Delirio West Lobe returning an average grade of 0.40% total copper and 0.511g/mt gold over a 167-meter horizontal width.

•

Demonstrating that copper/moly mineralization and important alteration features persist to great drilling depths of over 400 meters.

•

Identifying a target for potential high-grade secondary enriched copper mineralization (covellite and chalcocite) and deeper seated, primary copper sulfide mineralization within the Delirio East Lobe breccia (see Plate 3). (The complete news release can be viewed on the SAMEX website at www.samex.com.)

News Release No. 3-09 dated March 4, 2009

MANTO CUBA-SAN ANTONIO AREA & PUNTILLA-CONCEPCION AREA - INCA PROJECT, CHILE

COMPILATION OF INCA PROJECT PHASE I EXPLORATION RESULTS COMPLETED

SAMEX has compiled Phase I exploration results for the Manto Cuba-San Antonio and Puntilla-Concepcion areas which adjoin each other and comprise a portion of the INCA Project in Chile.  A program of Phase domain IP surveys, detailed geologic mapping and twelve drill holes totaling 2,979 meters in the two areas have provided the following results:

•

Defining two geophysical anomalies – the Manto Cuba-San Antonio anomaly, 600 meters long; and the Puntilla-Concepcion anomaly, 1,000 meters long by 300 meters wide.

•

Identifying at least four new untested breccia pipes which have little-to-no surface expression.

SAMEX has now completed the compilation and reporting of Phase I exploration results for the INCA Project.  Evaluation of all Phase I results is ongoing in order to quantify and prioritize the targets for future consideration.  The Company is also continuing in its efforts to joint-venture the project with other parties. (The complete news release can be viewed on the SAMEX website at www.samex.com.)

The complete news releases along with technical summaries, graphic plates, maps, cross-sections, tables of geochemical results, histograms, IP anomalies and photos related to the various target areas at the INCA project can be viewed on the SAMEX website at www.samex.com.

Sampling, analytical procedures, controls - Geochemical analyses on samples were performed by ALS Chemex, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis.  To provide quality control, pre-packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Chemex and transported directly to the ALS Chemex laboratory at Antofagasta or at La Serena, Chile.

Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Phil Southam, Geologist, who are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

The Company’s Chilean subsidiary, Minera Samex Chile, S.A, has mineral rights to 95 mining concessions (91 exploitation concessions, 4 exploration concessions) that cover an area of more than 11,500 hectares at the INCA project in Chile.  The Company acquired 100% interest in 77 concessions by staking, by purchase, or acquisition through government auctions, and has the right to acquire 100% interest in 18 concessions through four separate option purchase agreements subject to the terms described below in the Minera Porvenir Option, the Araya Option, the Rojas Option, and the Parra Option:

Minera Porvenir Option – Under the Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir (“Optionor”) and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 2,138-hectare portion of the INCA project by making option payments totaling the Chilean Peso-equivalent of

US$2,000,000 over three years.  To facilitate the resolution of a title issue on an 85-hectare portion of the option, in March 2008 the Optionor agreed to revise the payment terms whereby a portion of the option payments are paid directly to third parties on behalf of the Optionor.  Effective March 31, 2008, the terms for the option payments for 2008 and 2009 were revised as follows:

i)

initial payment of US$608,677 (paid in 2006);

ii)

US$191,323 on March 31, 2007 (paid);

iii)

(Revised) Payment of US$200,000 due on March 31, 2008 increased to US$238,500 as follows:

A)

US$84,500 on March 31, 2008 (paid),

B)

US$77,000 (paid to a third party on behalf of the Optionor), and

C)

US$77,000 payable to a third party on behalf of the Optionor upon the Optionor’s resolution of the title issue on a 85-hectare portion of the option (has not been paid); and

iv)

(Revised) Payment of US$1,000,000 due March 31, 2009 decreased to US$961,500 (see Subsequent Event below)

The concessions are subject to a 1% Net Smelter Return Royalty and the owner has the right to purchase up to 50% of any oxide-copper production at cost from SAMEX (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1.2 million tonnes or ten years, which ever is reached first.

Under the March 2008 revisions to the option payments, although a portion of the payments are directed to third parties on behalf of the Optionor, there is no change in the total option price of US$2,000,000 and as such we do not anticipate any net financial change for SAMEX.  The concessions that comprise the 85 hectares subject to the title issue are situated on the fringe of the target areas that are the focus of our exploration.  No substantial exploration, and no drilling, was done on these concessions as part of our Phase I drill program at INCA.  As such, the current title issue is not expected to materially affect the INCA project.

Subsequent Event – Minera Porvenir Option - The Company has not made the option payment of US$961,500 due on March 31, 2009.  If an option payment is not made on the due date, the option agreement includes a provision whereby Minera Porvenir may advise SAMEX in writing of the non-payment of the option payment, and if the option payment is not paid within a term of 30 days counted from the date of the written notice, the option is subject to termination.  At the date of this report, the Company had not received written notice of default with respect to non-payment of the option payment due under the Minera Porvenir Option on March 31, 2009.

Araya Option - Under the Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 45-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$300,000 over three years as follows:

i)

US$50,000 initial payment (paid);

ii)

US$50,000 on March 31, 2007 (paid);

iii)

US$100,000 on March 31, 2008 (paid); and

iv)

US$100,000 on March 31, 2009 (US$4,523 was paid in advance during 2008, leaving a balance of US$95,477. Effective March 31, 2009, the Optionor agreed to revise the payment terms with respect to the option payment balance of US$95,477 due March 31, 2009 as follows: US$30,000 on March 31, 2009 (which has been paid); US$30,000 on June 30, 2009 (which has been paid); and US$35,477 on September 30, 2009).

These concessions are subject to a 1% Net Smelter Return Royalty for a period of 20 years.  SAMEX has the option to buyout the Royalty at any time for US$500,000.

Rojas Option - Under the Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 20-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$300,000 over three years as follows:

i)

US$25,000 initial payment (paid);

ii)

US$50,000 on April 30, 2007 (paid);

iii)

US$75,000 on April 30, 2008 (paid; and

iv)

US$150,000 on April 30, 2009 (see Subsequent Event below).

There is no royalty payable on these concessions.

Subsequent Event - Rojas Option - The Company has not made the option payment of US$150,000 due on April 30, 2009.  If an option payment is not made on the due date, the option agreement includes a provision whereby Rojas may advise SAMEX in writing of the non-payment of the option payment, and if the option payment is not paid within a term of 30 days counted from the date of the written notice, the option is subject to termination.  At the date of this report, the Company had not received written notice of default with respect to non-payment of the option payment due under the Rojas Option on April 30, 2009.

Parra Option - Under the Unilateral Option Purchase Contract dated April 9, 2007 between Jaime Ruben Parra Vasquez and our subsidiary Minera Samex Chile S. A.,  SAMEX can acquire 100% interest in mineral concessions covering a 21-hectare portion of the Inca project by making option payments totaling the Chilean peso equivalent of US$180,000 over two years as follows:

i)

US$50,000 upon signing the Option Agreement (paid);

ii)

US$50,000 by April 9, 2008 (paid); and

iii)

US$80,000 by April 9, 2009 (see Subsequent Event below).

There is no royalty payable on these concessions.

Subsequent Event - Parra Option - The Company has not made the option payment of US$80,000 due on April 9, 2009.  If an option payment is not made on the due date, the option agreement includes a provision whereby Parra may advise SAMEX in writing of the non-payment of the option payment, and if the option payment is not paid within a term of 30 days counted from the date of the written notice, the option is subject to termination. At the date of this report, the Company had not received written notice of default with respect to non-payment of the option payment due under the Parra Option on April 9, 2009.

Viscacha I Purchase – In September 2007, the Company purchased the Viscacha I mineral concession covering a 3-hectare-portion of the INCA project for a total consideration of US$32,938 (17,000,000 Chilean Pesos).  No royalty is payable on this concession.

Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2008 the M.T.U. was 34,668 x 1/10th = 3,466.8 Chilean Pesos per hectare which, at the average exchange rate for March 2008, equated to approximately US$7.83 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2008 the M.T.U. was 34,668 x 1/50th = 693.36 Chilean Pesos per hectare which, at the average exchange rate for March 2008, equated to approximately US$1.57 per hectare for exploration concessions).

The INCA property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESPEJISMO PROSPECTS, Chile - Gold Prospects, Inca de Oro region, Chile.  SAMEX has acquired rights to approximately 463 hectares of mineral concessions covering gold prospects by purchasing concessions at a government auction and by staking.  No exploration is planned for these gold prospects until additional concessions are acquired.

TRES PUNTAS/CHIMBEROS PROSPECTS, Chile – Silver, Gold Prospects, Inca de Oro region, Chile.  SAMEX has acquired rights to approximately 2,440 hectares of mineral concessions covering silver, gold prospects by purchasing concessions at a government auction and by staking.

MISCELLANEOUS PROPERTIES, Chile - The Company staked mineral concessions (approximately 1,000 hectares in aggregate) over several separate areas in Chile for possible future evaluation. No exploration is currently planned.

EL DESIERTO PROPERTY, Bolivia

The El Desierto property is located in southwestern Bolivia at an elevation of about 3,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile.  The property is situated along a trend of a geologic belt that is renowned for some of the world’s largest porphyry copper-gold mines.  The exploration objective at El Desierto is to delineating targets for porphyry copper-gold deposits.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of SAMEX Mining Corp.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.

During 1997, we conducted reconnaissance IP surveys, sampling and mapping on the property.  No exploration was conducted during 1998, but additional mineral concessions were staked to expand the property.

In 1999, we granted International Chalice Resources Inc. (“Chalice”) an option to earn up to a 35% joint venture interest in the El Desierto property by expending a total of US $500,000 on the property (El Desierto Property Option Agreement dated September 30, 1999).  SAMEX/Chalice exploration during 2000 involved road construction, geologic mapping, trenching, sampling, geochemical analysis and geophysical surveys on a portion of the property.  After two phases of exploration, SAMEX/Chalice decided the results on this portion of the property were not sufficient to warrant drilling at the time.  Since no immediate exploration was planned, Chalice agreed to fund annual property holding costs and we granted Chalice a three year extension on their option.   Effective February 26, 2002, Chalice decided to drop their option, relinquishing all rights under the El Desierto Property Option Agreement.  SAMEX had received a total of US$216,147 in option payments from Chalice up until the time the option was dropped.

No exploration has been conducted on the El Desierto property since the SAMEX/Chalice program in 2000.  In 2007 we further reduced our landholdings in the area, but we continue to maintain concessions covering approximately 319 hectares for possible future evaluation.  Patent fees ranging between approximately US$1.00 to $2.00 per hectare must be paid annually to maintain the mining concessions.  The El Desierto Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESKAPA PROPERTY, Bolivia

The information herein respecting the Eskapa property is based on a technical report prepared by Robert E. Kell, Vice President Exploration and a Director of SAMEX Mining Corp., who is a certified professional geologist and a “qualified person” pursuant to the requirements of Canadian Securities Administrators National Instrument 43-101.  A copy of such report has been filed with the British Columbia Securities Commission and Alberta Securities Commission and is available for review by interested persons at SEDAR.com.  SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,700 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.

Location and means of access - The Eskapa Property is situated in the southwest part of Bolivia approximately 3 kilometers east of the village of Copacabana.  The Eskapa property is accessible from both Bolivia and Chile by four-wheel drive vehicle.  The Chile access route is somewhat easier due to the better condition of roads in that country.  Starting from the city of Calama, Chile, where air service is available from and to Santiago, Chile, travel is by Route 21 to the border town of Ollague, Chile.  The first 62 kilometers of Route 21 is paved highway and the remaining 123 kilometers to Ollague is gravel and/or dirt road..  After crossing the border into Bolivia, travel is approximately 35 kilometers along dirt road following the railway tracks to the village/military outpost/train station of Chiguana and then a further 35 kilometers on dirt road to the village of Copacabana .  The property is accessed from Copacabana by a 3 kilometer dirt road constructed and maintained by the Company.   Access within Bolivia  - From the town of Uyuni, Bolivia travel is by an improved gravel road for approximately 150 kilometers and by dirt roads for approximately 35 kilometers to the Eskapa Property.

We explored the Eskapa property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999. Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.   SAMEX has expended more than one million dollars exploring the Eskapa property since 1995.

The region, where the Cerro Eskapa prospect is situated, is part of the Cordillera Occidental which consists of numerous extinct or dormant late-Tertiary to early quaternary, andesite-dacite stratovolcanoes positioned on a high plateau (3500 meters mean elevation) of mid- to late-Tertiary volcanic and sedimentary rocks.  The Cerro Eskapa stratovolcano is uniquely considerably eroded such that strong alteration and silver-lead-antimony sulfosalt-mineralized zones are exposed over a large 2 km. by 3 km. area of the core zone.  The stratovolcano core zone had, up until 1995, surprisingly not been explored during modern times.  Colorful chrysocolla mineralization on the lower north flank of the stratovolcano was worked in pre-historic times by indigenous people.  In the stratovolcano core zone, Spanish Colonial-era prospectors explored silver-mineralized vuggy silica-barite outcrops with minor production from shallow irregular workings.  An unknown Chilean mining concern sank a 45 meter-deep shaft near one of the Spanish workings in the late-1870’s just before the outbreak of the War of the Pacific. There is no indication of any production from this shaft.  The geologic setting, extensive hydrothermal alteration, presence of silver-lead-antimony sulfosalt mineralization, accessible location, and lack of any previous exploration drilling made the area attractive to us for acquisition.

The strong argillic, advanced-argillic, and vuggy silica alteration are focused on porphyritic dacite and hydrothermal breccia which occupy the stratovolcano core zone.  The nature of the alteration and widespread abundant pyrite are characteristic of the high-sulfidation-type of precious-metal mineralizing system, which occur in the Cordillera Occidental of South America.  At Cerro Eskapa, silver-lead-antimony sulfosalt-mineralization occurs, at the surface of the eroded-out stratovolcano core zone, in linear/steeply dipping zones of vuggy silica-barite strongly controlled along west-northwest-trending faults.  The zones range from 1 to 3 meters in width and several can be traced for up to several thousands of meters.  Based on our sampling, grades of this mineralization in dump and rock-chip samples are variable, but typically contain high amounts of silver (>69.3 ppm to 2260 ppm (g/mt), lead (>144 ppm to 23100 ppm) and antimony (165 ppm to 25800 ppm) with anomalous mercury 1140 ppb (to 90000 ppb), but with very low gold values (<5 ppb).  Surrounding clay-pyrite-altered porphyritic dacite contains anomalous amounts of mercury, arsenic, and antimony, and low values in gold and silver.  The mineralized zones appear to represent the leakage up from more substantial mineralization at depth.

Our exploration of the stratovolcano core zone (1995-1999) included: considerable road building for access, geologic mapping, considerable rock-chip sampling and running IP surveys over long lines.  The data from these efforts showed that silver-lead-antimony sulfosalt/sulfide mineralization is tightly restricted to the zones of vuggy silica-barite and no indication could be found of a shallow bulk-tonnage type of deposit.  The IP surveys generally detected the high-resistivity expression of the zones and demonstrated a depth extent in excess of the 250-meter search depth limit.  The first attempt in 1999 to core drill the zones (March-June, 1999) produced mixed results.  Some holes were unfortunately not properly located and aimed, and missed making the intended down-dip intersection.  However, two drill holes (DDH-EK-99-02 and -04) did make interesting intersections confirming that the vuggy silica-barite rock does continue to depth, but silver grades were disappointing.  DDH-EK-99-02 intersected a thick vuggy silica-barite zone of 13.0 meters true width containing 41.8 ppm (g/mt) silver with low detectible gold (7 ppb) and anomalous copper, lead, antimony with anomalous mercury.  However, the intersection was considerably affected by a late oxidation alteration of sulfosalt/sulfide minerals producing abundant limonitic minerals.  This suggested that the metal values were much reduced in the intercept due to possible leaching of silver and base and pathfinder metals.  Hence, the intersection was not representative of mineralization elsewhere along strike or at depth along the zone.  The other intersection (DDH-EK-99-04) was located at high elevations at the east end of the same zone and was complicated by faulting.  The recovered fault-bounded sliver of the vuggy silica rock contained 109.2 ppm (g/mt) silver over a 0.30 meter true width.  No funding was available to pursue follow-up drilling and consequently, no exploration work was carried out from June, 1999 to December, 2000.

In November 2000, we granted International Chalice Resources (“Chalice”) an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 by November 15, 2003.  Later, we agreed with Chalice to amend certain terms of the agreement by reducing total option payments required, to US $461,137.98, by an earlier date, February 28, 2002.  Chalice completed option payments totaling US $461,137.98 by February 28, 2002 and thereby earned the right to receive, upon formation of a joint venture, a 40% joint venture interest with respect to mineral operations on the property.  However, in October 2002, we negotiated an agreement to restore our original 99% interest in the Eskapa property by purchasing-back the rights earned by Chalice under the Eskapa Property Option/Joint Venture Agreement.   We arranged to purchase-back this right to a 40% interest from Chalice by:

a) paying Chalice $50,000 cash ($25,000 paid on signing and $25,000 by October 3, 2003 [paid]);

b) issuing 200,000 of our shares to Chalice (issued November 4, 2002);

c) granting Chalice a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Pursuant to the buy-back agreement, the Eskapa Property Option/Joint venture Agreement with Chalice terminated and we now hold a 99% interest in any mining operations which may be established on the property.

The option payments from Chalice provided us with the funding to resume exploration on the Eskapa property in 2001 to identify and drill new targets for precious-metal mineralization.  Compilation of our previous exploration data outlined ten (I-X) prospective mineralized zones within the stratovolcano core zone, but exploration attention was instead focused in the Breccia Area to the southwest where considerable breccia was found and then evaluated using geologic mapping, rock-chip sampling, and running IP surveys.   These zones could be interpreted as the fault-offset continuation of those found in the stratovolcano core zone.  However, although the breccia zones contain anomalous mercury and, locally, antimony, arsenic, and zinc, no values for gold or silver are present.  The only attempt at drilling in the Breccia Area encountered faulting and no indication of precious-metal mineralization was intersected.  Exploration for a concealed significant copper deposit related to the oxide-copper-mineralized pebble breccia bodies of the Copper Zone also did not yield positive results from drill testing one of the IP chargeability targets.  A cored intersection through one of the pebble breccia bodies (DDH-EK-01-1C) yielded a 1.0 meter true width of 5% copper and 10 ppm (g/mt) silver.  The decision was made to locate a deep drill test of one of the vuggy silica-barite zones (Zone III) in the stratovolcano core zone.  The test (DDH-EK-01-11) was sited toward the far southeast end of Zone III, using DDH-EK-99-02 as control, and made a complete drill intersection through the vuggy silica target at a depth between 392.70 to 457.10 meters depth.  The intersection revealed toward the footwall of the zone, the vuggy silica-barite rock is cut by massive veins/veinlets of gold-bearing, high-grade copper-silver-antimony-bismuth sulfosalt/sulfide mineralization.   The analytical results, solely on the recovered part of one of the veins (0.20 meters apparent width), give a glimpse of the tenor of the mineralization which might be more extensive elsewhere along this and similar mineralized zones.  This vein sample contains 1890 ppm (g/mt) silver, 6.1% copper, 4.18% antimony, and 2.93% bismuth with 1.180 ppm (g/mt) gold and occurs in an interval (0.75 meters true width) of vuggy silica-barite (445.45 to 446.95 meters) which contains 0.583 ppm (g/mt) gold, 331 ppm (g/mt) silver, 1.04% copper, 0.71% antimony, and 0.43% bismuth.  Toward the top of the interval is a silica-barite veinlet interval with 1.280 ppm (g/mt) gold and 89.0 ppm (g/mt) silver and low copper, antimony, and bismuth.  This veinlet is relatively gold-rich and is considered different perhaps reflecting late-stage, secondary gold veins or gold deposition.  Although the deep intersection revealed that the mineralizing system below the stratovolcano core zone becomes auriferous and could contain high-grade copper-silver-antimony-bismuth mineralization, no funding was available at that time to continue follow-up drilling elsewhere along the numerous prospective zones.

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning.  The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a “guide” to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization.   Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones.  The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing.  The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4%  antimony, and 2% to 4% bismuth.  This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone.  A drill program involving 4,500 meters of core drilling in up to 12 holes is proposed to test at depths of up to 400 meters along Zones I-II, III, IV, V, IX, and X at a cost of approximately US $1,000,000. During fiscal 2007 we constructed a new exploration camp, and completed bulldozer work to repair and expand access roads, and build drill pads for the next phase of drill testing planned for the Eskapa property at a later date.

Sampling, analytical procedures, controls - Geochemical analysis for rock-chip and drill core samples from the Eskapa property were conducted by two major laboratories, Bondar-Clegg (from 1995-1999) and ALS Chemex in 2001.  These laboratories subsequently merged as ALS Chemex which is an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparation for analysis, drill core was cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half was bagged and sealed as a sample for analysis.  No standards or blanks were submitted with any of the samples for analysis by Bondar-Clegg, whereas the samples for analysis by ALS Chemex in 2001 included blanks and standards to provide quality control and check analysis were run on approximately 10% of the samples for any one submittal.

The Eskapa property covers approximately 3,700 hectares and consists of the “Eskapa” concession (concession #4717), a principal 2885-hectare exploitation concession which covers most of the west half of the Cerro Eskapa stratovolcano.  This large concession encompasses two smaller concessions, “Estrella” / “Mi Morena” (concession #4763) which together cover 115 hectares.  On the north side of the stratovolcano, the “Eskapa II” concession covers 700 hectares.

The concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of SAMEX Mining Corp.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.   Under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.

The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A., and to a US$2,000,000 cash royalty payable to International Chalice Resources Inc., to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Patent fees ranging between approximately US$1.00 to $2.00 per hectare (depends upon US$/Boliviano exchange rate) must be paid annually to the Bolivian government in order to maintain the mining concessions.   The Eskapa Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

SANTA ISABEL PROPERTY, Bolivia

The Santa Isabel property (1,803 hectares) is located in the Sud Lipez province in the south-central Altiplano of Bolivia.  The prospect is approximately 105 kilometers by road west from Tupiza and 150 kilometers east-southeast of the rail station of Chiguana.   Surface elevations of the prospect area range from 14,000 feet (4260 m.) to 17,000 feet (5180 m.).

The Santa Isabel property covers a well-mineralized dacitic porphyry intrusive complex with propylitic alteration and widely disseminated sulfide mineralization.  Minerals explored for on this property include zinc, silver, lead, indium, copper, gold, antimony and molybdenum.  During 1996 and 1997, we drilled 4,704 meters in 15 holes as part of reconnaissance exploration on the Santa Isabel porphyry system.  Drilling intersected vein swarms and disseminated sulfides hosting lead, zinc, silver, copper, gold, antimony and molybdenum.  The significant intervals of zinc-lead-silver mineralization in a number of the holes, suggested the potential for bulk tonnage zinc, silver, lead targets on the property.  During 1998, an additional 2,537 meters of core drilling was completed on the Vera Cruz West Zone situated within the Candelaria concession which at that time was part of the Santa Isabel property.  Results for zinc, silver, lead and indium were encouraging, but declining prices for zinc and other metals through the year forced us to re-evaluate the priority of exploration on the Santa Isabel properties.  As a result, effective September 7, 1998, we abandoned our option on the Candelaria concession which covered a 200 hectare portion of the Santa Isabel property.  The Candelaria option agreement required us to make substantial cash payments to the owner and, in addition, assume certain debts of the owner related to this concession.  Although a significant portion of the work on the Santa Isabel property had been conducted on the Candelaria concession, management concluded that continuing with the Candelaria option agreement on the existing terms could not be justified.  We wrote off $1,551,099 deferred exploration cost related to the Candelaria concession in 1998.  In relation to the remaining portion of the Santa Isabel property, a further $2,113,801 of costs were written off in fiscal 2000 due to inactivity on the property.

The remaining portion of the Santa Isabel property consists of our interest in 1,803 hectares covering a portion of the Goya I and El Bonete concessions which are held under an agreement dated March 24, 1995 between the owner of the concessions, Corporation Minera de Bolivia (“Comibol”) and our subsidiary, Samex S.A.  The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the “Comibol Agreement”).  Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property.  If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.’s net profits interest in the property.  Comibol is the owner of the Goya I and Bonete concessions and pays annual patent payments on theses concessions.

In order to earn its interest under the Comibol Agreement, Samex S.A. has completed:

a)

an initial payment of US$6.00 per hectare ($14,124.00), which has been paid;

b)

during the first year, a payment of US$3.00 per Hectare ($7,062.00), which has been paid;

c)

during the first year, an additional payment of US$1,000.00/ month to March 1996, which has been paid;

d)

during the second year, an additional payment of US$2,000.00/ month from April 1996 through March 1997 (which has been paid); and

e)

a payment due March 1997 of US$100.00 per hectare on property retained for further exploration (US$180,300 was paid to retain 1,803 hectares); in addition, Samex S.A. was required to fulfill work commitments totaling US$1,140,000.00 during the first two years of the agreement, which requirement was fulfilled by March, 1997.

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US$500.00 per hectare on property which Samex S.A. should decide to exploit (up to US$901,500 if all 1,803 hectares are retained).  This payment, which was due April 11, 2000, has not been made, however, Comibol has not made any demand for payment or given Samex S.A. any notice of default under the Comibol agreement with respect to such non-payment.  Samex S.A. has suspended any decision with respect to retention of property or delivery of the corresponding payment pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol has confirmed to Samex S.A. that a portion of the Santa Isabel property is subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex that it is taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Comibol has advised that it is taking active steps to assert its legal rights to the disputed area and anticipates it will be successful in doing so.  Samex has in turn formally advised Comibol that it considers Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but that it is presently awaiting the results of the ongoing legal proceedings before taking further action.  Comibol has indicated that the legal proceedings were still before the courts.  While Samex anticipates Comibol will be successful in its efforts, the outcome of the legal proceeding is dependant on factors outside of Samex’s control and therefore there can be no assurance as to the actual outcome of the proceedings.  Samex has not yet analyzed the effect that a loss of the disputed area (34 hectares), if Comibol is not successful, would have on it, nor has it yet considered the existence and type of remedies which might be available to it in such event.

An oxide target with enriched silver values is present on a portion of the Santa Isabel property.  Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more.  Geologic mapping and IP geophysical surveys have outlined a sulfide-mineralized body 1,000 meters long by 900 meters wide beneath the oxide zone. Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton).  Some samples contain 0.23% to 0.50% antimony.  Further geologic mapping and rock-chip sampling are needed to advance this target to a drill-ready status.  We have not conducted any exploration at Santa Isabel since 1998.

Provided the issue with Comibol is resolved and we are able to re-negotiate our obligations under the Comibol Agreement on satisfactory terms, we intend to seek to enter a joint venture with a major company which is established in zinc, silver, indium and lead mining, refining and marketing in order to facilitate further exploration on the Santa Isabel Property.   The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature.

NEWS RELEASE LIST

The following news releases can be viewed on the Company’s website at www.samex.com.

News Release No. 1-09 dated January 20, 2009

EXTENSION OF WARRANT TERMS

News Release No. 2-09 dated February 20, 2009

PRIVATE PLACEMENT, FOCUS ON GOLD TARGETS AT LOS ZORROS PROPERTY- CHILE

News Release No. 3-09 dated March 4, 2009

MANTO CUBA-SAN ANTONIO AREA & PUNTILLA-CONCEPCION AREA - INCA PROJECT, CHILE

COMPILATION OF INCA PROJECT PHASE I EXPLORATION RESULTS COMPLETED

News Release No. 4-09 dated March 6, 2009

SAMEX MINIMIZES ACTIVITIES IN BOLIVIA AND FOCUSES EXPLORATION ON ITS GOLD-SILVER PROJECTS IN CHILE

News Release No. 5-09 dated March 25, 2009

EXPLORATION PROGRAM UNDERWAY - LOS ZORROS GOLD PROJECT, CHILE

News Release No. 6-09 dated March 31, 2009

PRIVATE PLACEMENT COMPLETED

News Release No. 7-09 dated June 22, 2009

PRIVATE PLACEMENT

News Release No. 8-09 dated July 6, 2009

PRIVATE PLACEMENT COMPLETED

“QUALIFIED PERSONS”

Information contained herein concerning our mineral properties has been prepared by Robert Kell, Vice President - Exploration for SAMEX MINING CORP. and Philip Southam, P. Geo.   Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  All geochemical analyses were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.

FORWARD LOOKING STATEMENTS

This Report includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

SAMEX MINING CORP.